UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 17, 2021 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), for periods prior to July 1, 2019, Pemex Perforación y Servicios (Pemex Drilling and Services) and Pemex Etileno (Pemex Ethylene), and, for periods prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers), (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated October 28, 2019, as supplemented on February 10, 2020, relating to its U.S. $112,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On September 10, 2021, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 19.8640 = U.S. $1.00.

We maintain our consolidated financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our unaudited condensed consolidated interim financial statements included herein, as of and for the three-months ended March 31, 2021, at an exchange rate of Ps. 20.6047 = U.S. $1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on March 31, 2021, and as of and for the year ended December 31, 2020, at an exchange rate of Ps. 19.9487 = U.S. $1.00, which is the exchange rate that the Ministry of Finance and Public Credit instructed us to use on December 31, 2020. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Pemex Fertilizers

Prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers) operated as an additional productive state-owned subsidiary. On January 12, 2021, the Board of Directors of Petróleos Mexicanos issued the Declaratoria de Extinción de Pemex Fertilizantes (Declaration of Extinction of Pemex Fertilizers), which was published in the Official Gazette of the Federation on January 27, 2021 and became effective on January 1, 2021. As of January 1, 2021, all of the assets, liabilities, rights and obligations of Pemex Fertilizers were assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Fertilizers. Pemex Fertilizers was in turn dissolved effective as of January 1, 2021.

Government Equity Capital Contribution

For the three-month period ended March 31, 2021, the Federal Government of Mexico, which we refer to as the Mexican Government, has made equity capital contributions in the amount of Ps. 63.1 billion (U.S. $3.1 billion) to Petróleos Mexicanos.

We used these funds to reduce our overall indebtedness, manage the maturity profile of our debt, improve our financial position and carry out the construction of the new Dos Bocas Refinery. For more information on other recent support measures implemented by the Mexican Government, see “Liquidity and Capital Resources—Overview—Government Support” in the Form 20-F.

Selected Financial Data

The selected financial data as of December 31, 2020 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

For the year ended December 31, 2020, we recognized a net loss of Ps. 509.1 billion and had negative equity of Ps. 2,404.7 billion. We had negative working capital of Ps. 442.6 billion during the same period. Cash flows from operating activities were Ps. 65.3 billion for the year ended December 31, 2020. As of and for the three-month period ended March 31, 2021, we recognized a net loss of Ps. 37.4 billion and had negative equity of Ps. 2,122.6 billion. We had negative working capital of Ps. 465.9 billion and cash flows used in operating activities of Ps. 16.3 billion during the three-months ended March 31, 2021. We have disclosed the circumstances that have caused these negative trends and the actions we are taking to face them below.

We also have substantial debt, including substantial short-term debt. This debt was mainly incurred to finance investments to carry out our operations. Due to our heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes that we are required to pay to the Mexican Government, the cash flows derived from our operations in recent years have not been sufficient to fund our operations and investment programs. As a result, our indebtedness has increased significantly, and our working capital has deteriorated. In addition, the significant crude oil price drop, which started in March 2020, and the negative economic impact as a result of the current global health crisis caused by the COVID-19 pandemic, have negatively impacted our financial performance. During the first three-months of 2021, the weighted average Mexican crude oil price was U.S. $59.22 per barrel, an increase of U.S. $18.30 per barrel as compared to the 2020 weighted average Mexican crude oil export price of U.S. $40.91 per barrel. As of September 13, 2021, the weighted average Mexican crude oil export price was U.S. $66.42 per barrel. While prices have begun to stabilize, any future decline in international crude oil and natural gas prices will have a similar negative impact on our results of operations and financial condition.

We believe we have the capacity to comply with our payment obligations and our operating continuity, including our ability to refinance debt. However, our future cash flows are uncertain due to circumstances outside of our control. Any adverse impact from sustained decrease in crude oil prices below the budgeted average price for 2021 and from the slow-down of the economy would have an adverse impact on our results of operation, cash flows and may require us to consider additional actions to address these shortfalls. The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18-F and 20 to our unaudited condensed consolidated interim financial statements included herein.

In this report we include selected financial data from our statement of financial position as of March 31, 2021 and from our statement of comprehensive income and our statement of cash flows for the three-month period ended March 31, 2021. In addition, we include selected financial data from our statement of financial position as of December 31, 2020, as well as the statement of comprehensive income and the statement of cash flows for the three-month period ended March 31, 2020 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,		March 31,(2)
	2020		2020		2021
	(millions of pesos)
Statement of Comprehensive Income Data
Net sales	Ps.	953,662	Ps.	284,110	Ps.	317,553
Operating (loss) income		(63,063)		30,200		111,408
Financing income		16,742		5,699		10,322
Financing cost		(161,765)		(52,903)		(37,050)
Derivative financial instruments income (cost), net		17,096		(15,653)		(9,932)
Foreign exchange (loss), net		(128,949)		(469,206)		(56,604)
Net (loss)		(509,052)		(562,251)		(37,358)
Statement of Financial Position Data (end of period)
Cash and cash equivalents		39,990		n.a.		41, 412
Total assets		1,928,488		n.a.		2,029,188
Long-term debt(3)		1,867,630		n.a.		1,873,008
Total long-term liabilities(4)		3,560,805		n.a.		3,320,776
Total equity (deficit)		(2,404,727)		n.a.		(2,122,591)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, propierties, plant and equipment		129,632		34,112		30,183
Acquisition of wells, pipelines, properties, plant and equipment(5)	Ps.	(114,977)	Ps.	(26,985)	Ps.	(24,536)

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Derived from March 2021 interim financial statements, which are unaudited.
(3)	Long-term debt does not include short-term indebtedness of Ps. 475,052 million (U.S. $23,056 million) as of March 31, 2021.
(4)	Total long-term liabilities do not include short-term liabilities of Ps. 831,003 million (U.S. $40,331 million) as of March 31, 2021.
(5)	Includes capitalized finance cost.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth our capitalization as of March 31, 2021.

	As of March 31, 2021(1)
	(millions of pesos or U.S. dollars)
Long-term leases(2)	Ps.	55,754	U.S. $	2,706
Long-term external debt		1,717,524		83,356
Long-term domestic debt		155,484		7,546

Total long-term debt(3)		1,873,008		90,902

Total long-term leases and long-term debt		1,928,762		93,608

Certificates of Contribution “A”(4)		587,993		28,537
Mexican Government contributions to Petróleos Mexicanos		43,731		2,122
Legal reserve		1,002		49
Accumulated other comprehensive result		5,146		250
Accumulated deficit from prior years		(2,723,476)		(132,177)
Net (loss)(5)		(37,297)		(1,810)

Total controlling interest		(2,122,901)		(103,030)
Total non-controlling interest		310		15

Total equity (deficit)		(2,122,591)		(103,015)

Total capitalization	Ps.	(193,829)	U.S. $	(9,407)

Note: Numbers may not total due to rounding.

(1)

Derived from March 2021 interim financial statements, which are unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.6047 = U.S. $1.00 as of March 31, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)	Total long-term leases does not include short-term leases of Ps. 8,116 million (U.S. $394 million) as of March 31, 2021.
(3)	Total long-term debt does not include short-term indebtedness of Ps. 475,052 million (U.S. $23,056 million) as of March 31, 2021.
(4)	Equity instruments held by the Mexican Government.
(5)	Excluding amounts attributable to non-controlling interests of Ps. 60.5 million for the three-month period ended March 31, 2021.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Three months ended March 31,(1)
	2020				2021(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	157,782	Ps.	167,635	U.S. $	8,136
Export		125,141		148,970		7,230
Services income		1,187		948		46

Total of sales		284,110		317,553		15,412
Reversal of impairment of wells, pipelines, properties, plant and equipment, net		26,316		46,630		2,263
Cost of sales		243,060		218,452		10,602

Gross income		67,366		145,731		7,073
Other revenues		2,881		2,542		123
Other expenses		(1,750)		(217)		(11)
Distribution, transportation and sale expenses		3,394		3,098		150
Administrative expenses		34,903		33,550		1,628

Operating income		30,200		111,408		5,407
Financing income		5,699		10,322		501
Financing cost		(52,903)		(37,050)		(1,798)
Derivative financial instruments (cost), net		(15,653)		(9,932)		(482)
Foreign exchange (loss) gain, net		(469,206)		(56,604)		(2,747)
(Loss) profit sharing in joint ventures and associates		108		(1,842)		(89)

(Loss) income before duties, taxes and other		(501,755)		16,302		792
Total duties, taxes and other		60,496		53,659		2,604

Net (loss)		(562,251)		(37,357)		(1,812)
Other comprehensive results		219,861		256,432		12,445

Total comprehensive (loss) income	Ps.	(342,390)	Ps.	219,075	U.S. $	10,633

Note: Numbers may not total due to rounding.

(1)	Derived from March 2021 interim financial statements, which are unaudited.
(2)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.6047 = U.S. $1.00 at March 31, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total sales increased by 11.8% or Ps. 33.4 billion in the first three months of 2021, from Ps. 284.1 billion in the first three months of 2020 to Ps. 317.5 billion in the first three months of 2021, mainly due to a 44.8% increase in the weighted average price of Mexican crude oil.

Domestic Sales

Domestic sales increased by 6.2 % in the first three months of 2021, from Ps. 157.8 billion in the first three months of 2020 to Ps. 167.6 billion in the first three months of 2021, mainly due to increases in the sales prices of natural gas and natural gas liquids. Domestic sales of petroleum products decreased by 14.0 % in the first three months of 2021, from Ps. 135.9 billion in the first three months of 2020 to Ps. 116.9 billion in the first three months of 2021, mainly due to a 16.4 % decrease in the sales volume of Magna gasoline, 21.3% decrease in the sales volume of diesel, and 42.5% decrease in the sales volume of jet fuel.

Domestic sales of natural gas increased by 314.8 % in the first three months of 2021, from Ps. 5.4 billion in the first three months of 2020 to Ps. 22.4 billion in the first three months of 2021, mainly due to a 408.4% increase in its average sales price.

Domestic sales of liquefied petroleum gas increased by 66.7 % in the first three months of 2021, from Ps. 7.5 billion in the first three months of 2020 to Ps. 12.5 billion in the first three months of 2021, mainly as a result of an 88.5 % increase in its average sales price.

Export Sales

Export sales increased by 19.1% in peso terms in the first three months of 2021 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 125.1 billion in the first three months of 2020 to Ps. 149.0 billion in the first three months of 2021. This increase was mainly due to a 44.8% increase in the weighted average Mexican export crude oil price in the first three months of 2021, compared to the first three months of 2020. From January 1 to March 31, 2020, the weighted average Mexican export crude oil price was U.S. $40.91 per barrel, compared to U.S. $59.22 per barrel in the same period of 2021.

Crude oil and condensate sales increased by 1.9%, from Ps. 94.9 billion in the first three months of 2020 to Ps. 96.7 billion in the first three months of 2021, and in U.S. dollar terms increased by 18.6%, from U.S. $4.3 billion in the first three months of 2020 to U.S. $5.1 billion in the first three months of 2021. The weighted average price per barrel of crude oil exports in the first three months of 2021 was U.S. $59.22, 44.8 % higher than the weighted average price of U.S. $40.91 in the first three months of 2020.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids increased by 94.4%, from Ps. 7.1 billion in the first three months of 2020 to Ps. 13.8 billion in the first three months of 2021, primarily due to an increase in the sales volume of fuel oil.

For the three-month period ended March 31, 2021, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 20.6047 to U.S. $1.00, compared to Ps. 23.5122 to U.S. $1.00 during the same period of 2020, representing an appreciation of the Mexican peso against the U.S. dollar by Ps. 2.9075 (or 12.4%), which had an unfavorable effect on our export sales of Ps. 14.4 billion.

Service Income

Service income decreased by 25.0 % in the first three months of 2021, from Ps. 1.2 billion in the first three months of 2020 to Ps. 0.9 billion in the first three months of 2021, mainly as a result of a decrease in transportation services provided by Pemex Industrial Transformation and Pemex Logistics to third parties.

(Reversal) Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Net reversal of impairment of wells, pipelines, properties, plant and equipment increased by Ps. 20.3 billion in the first three months of 2021 as compared to the first three months of 2020, from a net reversal of impairment of Ps. 26.3 billion as of March 31, 2020 to a net reversal of impairment of Ps. 46.6 billion as of March 31, 2021. This net reversal of impairment was primarily due to (1) a net reversal of impairment of Ps. 41.9 billion in the cash generating units (CGUs) of Pemex Exploration and Production, mainly due to an increase in the effect of exchange rates and an increase in projected crude and oil prices and (2) a net reversal of impairment of Ps. 4.6 billion in the CGU of Pemex Industrial Transformation, mainly due to an increase in the effect of exchange rates and a decrease in the discount rate.

Cost of Sales

Cost of sales decreased by 10.1%, from Ps. 243.1 billion in the first three months of 2020 to Ps. 218.5 billion in the first three months of 2021. This decrease was mainly due to (1) a Ps. 22.9 billion decrease in import purchases, primarily Magna gasoline, diesel and jet fuel, due to decreased demand, which in turn, was primarily the result of the lower economic activity caused by the COVID-19 pandemic and (2) a Ps. 3.9 billion decrease in depreciation and amortization.

General Expenses

Total general expenses (including distribution, transportation and sale expenses and administrative expenses) decreased by 4.4%, from Ps. 38.3 billion for the first three months of 2020 to Ps. 36.6 billion for the first three months of 2021, mainly due to a decrease in net periodic costs of employee benefits.

Other Revenues

Other revenues decreased by Ps. 0.4 billion in the first three months of 2021, from Ps. 2.9 billion in the first three months of 2020 to Ps. 2.5 billion in the first three months of 2021. This decrease was mainly due to a Ps. 0.7 billion decrease in income from insurance recovery.

Other Expenses

Other expenses decreased by Ps. 1.5 billion in the first three months of 2021, from Ps. 1.7 billion in the first three months of 2020 to Ps. 0.2 billion in the first three months of 2021. This decrease was mainly due to a decrease of Ps. 1.4 billion in disposal of wells, pipelines, properties, plant and equipment.

Financing Income

Financing income increased by Ps. 4.6 billion in the first three months of 2021, from Ps. 5.7 billion in the first three months of 2020 to Ps. 10.3 billion in the first three months of 2021. This increase was mainly due to effects from the recognition of changes in accounts receivable as a result of the sale of hydrocarbons to Asia.

Financing Cost

Financing cost decreased by Ps. 15.9 billion in the first three months of 2021, from Ps. 52.9 billion in the first three months of 2020 to Ps. 37.1 billion in the first three months of 2021, mainly due to the effect of a lower depreciation of the peso against the U.S. dollar of 3.3% for the three-month period ended March 31, 2021, as compared to the depreciation of the peso against the U.S. dollar of 24.8% for the three-month period ended March 31, 2020.

Derivative Financial Instruments (Cost), Net

Derivative financial instruments (cost), net, decreased by Ps. 5.7 billion, from a derivative financial instruments cost of Ps. 15.7 billion in the first three months of 2020 to a derivative financial instruments cost of Ps. 9.9 billion in the first three months of 2021, due to (1) an increase in the fair value of our favorable cross-currency swaps, arising from the depreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net increase in other derivative financial instruments, such as currency options and interest rate options.

Foreign Exchange Gain (Loss), Net

A substantial portion of our debt (85.6%) as of March 31, 2021 is denominated in foreign currency. Foreign exchange loss decreased by Ps. 412.6 billion, from a foreign exchange loss of Ps. 469.2 billion in the first three months of 2020 to a foreign exchange loss of Ps. 56.6 billion in the first three months of 2021, primarily due to the effect of a lower depreciation of the peso against the U.S. dollar for the first three months of 2021 as compared to the first three months of 2020. The value of the peso in U.S. dollar terms depreciated by 24.8% from Ps. 18.8452 to U.S. $1.00 as of December 31, 2019 to Ps. 23.5122 to U.S. $1.00 as of March 31, 2020 as compared to a 3.3 % depreciation of the peso in U.S. dollar terms from Ps. 19.9487 to U.S. $1.00 as of December 31, 2020 to Ps. 20.6047 to U.S. $1.00 as of March 31, 2021.

Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-sharing Duty, or DUC) and other duties and taxes paid decreased by 11.3 % in the first three months of 2021, from Ps. 60.5 billion in the first three months of 2020 to Ps. 53.7 billion in the first three months of 2021, mainly due to (1) the favorable effect of deferred income tax of Ps. 11.3 billion and (2) a decrease in the tax rate of the Profit-sharing Duty, from 58% for 2020 to 54% for 2021; partially offset by an increase in the Profit-sharing Duty of Ps. 3.7 billion mainly due to the 44.8 % increase in the weighted average export price of Mexican crude oil, from U.S. $40.91 per barrel in the first three months of 2020 to U.S. $59.22 per barrel in the first three months of 2021. Duties and taxes represented 16.9 % and 21.3 % of total sales in the first three months of 2021 and 2020, respectively.

Net (Loss)

In the first three months of 2021, we had a net loss of Ps. 37.4 billion, as compared to a net loss of Ps. 562.3 billion in the first three months of 2020.

This decrease in net loss was mainly the result of (1) a Ps. 33.4 billion increase in total sales, mainly due to an increase in the weighted average price of Mexican crude oil exports, (2) a Ps. 20.3 billion increase in net reversal of impairment of wells, pipelines, properties, plant and equipment, (3) a Ps. 24.6 billion decrease in cost of sales, mainly in cost of import purchases (primarily Magna gasoline, diesel and jet fuel) due to decreased demand as a result of lower economic activity caused by the ongoing COVID-19 pandemic and (4) a Ps. 412.6 billion decrease in foreign exchange loss, mainly due to lower depreciation of the peso against the U.S. dollar for the first three months of 2021 as compared to the first three months of 2020.

Other Comprehensive Results

In the first three months of 2021, we reported a total comprehensive gain of Ps. 256.4 billion as compared to a total comprehensive gain of Ps. 219.9 billion in the first three months of 2020, mainly due to an increase in the actuarial gains for employee benefits as a result of increase in the discount rate and expected rate of return on plan assets used in the actuarial computation method.

Liquidity and Capital Resources

Overview

During the first three months of 2021, our liquidity position was adversely affected mainly due to the increase in short-term debt caused by the depreciation of the peso against the U.S. dollar. This negative impact to our liquidity position was partially offset by (1) a decrease in the balance of accounts payable to suppliers in the first three months of 2021 due to payments made by us, (2) an increase in other accounts receivable, mainly taxes to be recovered and prepaid taxes, (3) an increase in customers due to higher sales, (4) an increase in the value of the inventories derived from the increase in oil prices in the first three months of 2021 compared to oil prices in the same period of 2020 and (5) a decrease in income taxes and duties payable.

Our principal uses of new funds in the first three months of 2021 were primarily the payment of debt maturities due during the same period and capital expenditures. We met the requirement to pay such debt maturities primarily with cash provided by cash flows from borrowings, which amounted to Ps. 459.7 billion. During the first three months of 2021, our net cash flow used in operating activities amounted to Ps. 16.3 billion and our net cash flow used in investing activities amounted Ps. 51.8 billion, which included Ps. 52.0 billion used in the acquisition of wells, pipelines, properties, plant and equipment, intangible assets and other assets.

Our 2021 budget includes Ps. 45.1 billion, which is classified as financial investment, rather than capital expenditures, related to capital contributions for our subsidiary company PTI Infraestructura de Desarrollo, which is developing the construction of the Dos Bocas Refinery. During the first three months of 2021, works in progress related to the Dos Bocas Refinery, including payments made in advance to contractors, have increased by Ps. 26.6 billion from Ps. 5.2 billion as of December 31, 2020 to Ps. 31.8 billion as of March 31, 2021.

As of March 31, 2021, we owed our suppliers Ps. 262.0 billion, as compared to Ps. 282.0 billion as of December 31, 2020. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities during the next twelve months, together with available cash and cash equivalents, will be sufficient to meet our working capital, debt service and capital expenditure requirements in such period.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 (the Federal Revenue Law for the Fiscal Year 2021) applicable to us as of January 1, 2020 provides for the incurrence of up to Ps. 42.1 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, including a substantial amount of short-term debt. Due to our heavy tax burden, our cash flow from operations in recent years has not been sufficient to fund our capital expenditures and other expenses and, accordingly, our debt has significantly increased and our working capital has deteriorated. Relatively low oil prices and declining production have also had a negative impact on our ability to generate positive cash flows, which, together with our heavy tax burden, has further exacerbated our ability to fund our capital expenditures and other expenses. Despite the relatively low and fluctuating oil prices and our heavy tax burden, our cash flow from operations for the three-month period ended March 31, 2021, together with our funds from financing activities, was sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for the remainder of 2021. We continue to evaluate our capital expenditures needs and opportunities in light of the ongoing COVID-19 pandemic.

As of March 31, 2021, our total indebtedness, including accrued interest, was Ps. 2,348.1 billion (U.S. $113.9 billion), in nominal terms, which represents a 3.9% increase in peso terms compared to our total indebtedness, including accrued interest, of Ps. 2,258.7 billion (U.S. $113.2 billion) as of December 31, 2020. As of March 31, 2021, 31.6% of our existing debt, or Ps. 742.7 billion (U.S. $36.0 billion), including accrued interest, is scheduled to mature in the next three years. Our working capital deteriorated from a negative working capital of Ps. 442.5 billion (U.S. $22.2 billion) as of December 31, 2020, to a negative working capital of Ps. 465.8 billion (U.S. $22.6 billion) as of March 31, 2021. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities, refinancing our existing indebtedness and repurchase transactions. In addition, we are taking actions to improve our financial position, as discussed above.

We currently have a substantial amount of employee benefits liabilities. Benefits to employees were approximately 30.9% of our total liabilities as of March 31, 2021, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of March 31, 2021, our substantial unfunded reserve for retirement pensions and seniority premiums, is approximately Ps. 1,284.9 billion. For more information on our Employee Benefits and Benefit Pension Plan, see “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Employee Benefits” and “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Benefit Pension Plan” in the Form 20-F.

Ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently lowered Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.

Ratings actions related to us that occurred in 2021 include the following:

•

On March 31, 2021, Fitch Ratings affirmed our long-term foreign and local currency ratings at BB-. The rating outlook is stable. In addition, Fitch simultaneously affirmed our national long-term ratings at A(mex) and national short-term ratings at F1(mex), and has withdrawn all national scale ratings for commercial reasons.

•	On April 30, 2021, HR Ratings affirmed our global credit ratings to HR BBB+(G) with a negative outlook and affirmed our local credit rating at HR AAA with a stable outlook.

•	On July 27, 2021, Moody’s lowered our credit rating for our outstanding notes, as well as credit ratings based on our guarantee to A3.mx/Ba3 from A2.mx/Ba2.

Further downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Selected Financial Data—Liquidity and Capital Resources” in our Form 20-F.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations as they become due. As we describe in Notes 2-B and 18-F to our unaudited condensed consolidated interim financial statements included herein, there exists significant doubts concerning our ability to continue operating as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 2-B and 18-F to our unaudited condensed consolidated interim financial statements included herein. We intend to continue taking actions to improve our results of operations, capital expenditure plans and financial condition. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows from Operating, Investing and Financing Activities

During the first three months of 2021, net cash flows used in operating activities totaled Ps. 16.3 billion, as compared to Ps. 25.3 billion in the first three months of 2020. During the first three months of 2021, our net cash flows used in investing activities totaled Ps. 52.6 billion, as compared to Ps. 24.0 billion in the first three months of 2020. During the first three months of 2021, new financings totaled Ps. 459.7 billion and payments of principal and interest totaled Ps. 458.6 billion, as compared to Ps. 383.2 billion and Ps. 375.7 billion, respectively, during the first three months of 2020. During the first three months of 2021, we applied net funds of Ps. 52.0 billion to acquisitions of wells, pipelines, properties, plant and equipment, other assets and intangible assets as compared to Ps. 27.7 billion in the first three months of 2020.

As of March 31, 2021, our cash and cash equivalents totaled Ps. 41.4 billion, as compared to Ps. 40.0 billion as of December 31, 2020. See Note 9 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of March 31, 2021 and December 31, 2020.

	As of
	March 31, 2021		December 31, 2020
	(millions of pesos)
Amounts available under existing credit facilities	Ps.	3,560	Ps.	74,903
Cash and cash equivalents		41,412		39,990

Liquidity	Ps.	44,972	Ps.	114,893

Our lines of credit are fully committed and accordingly available at any time. We have a total amount of Ps. 195,656 million (U.S. $7,700 million and Ps. 37,000 million) in credit lines in order to provide liquidity, subject to the authorized net indebtedness. As of March 31, 2021, we had withdrawn Ps. 192,096 million (U.S. $7,600 million and Ps. 35,500 million) from these credit lines and had available Ps. 3,560 million (U.S. $100 million and Ps. 1,500 million). As of September 8, we had withdrawn Ps. 186,035 million (U.S. $7,500 million and Ps. 31,500 million) from these credit lines and had available Ps. 9,621 million (U.S. $200 million and Ps. 5,500 million).

The following table summarizes our sources and uses of cash for the three-month periods ended March 31, 2021 and 2020:

	For the three-month period ended March 31,
	2021		2020
	(millions of pesos)
Net cash flows (used in) operating activities	Ps.	(16,330)	Ps.	(25,266)
Net cash flows (used in) investing activities		(52,631)		(23,979)
Net cash flows from financing activities		63,834		25,630
Effects of foreign exchange on cash balances		6,549		20,143

Net increase (decrease) in cash and cash equivalents	Ps.	1,422	Ps.	(3,472)

Note: Numbers may not total due to rounding.

Recent Financing Activities

During the period from March 31, 2021 to September 13, 2021, we participated in the following financing activities:

•	On April 13, 2021, we issued Ps. 1,500,000,000 of promissory notes due July 2021, at a rate linked to the 91-day Tasa de Interés Interbancaria de Equilibrio (“TIIE”) plus 215 basis points.

•

On April 22, 2021, we issued Ps. 4,000,000,000 of promissory notes due October 2021, at a rate linked to the 182-day TIIE plus 248 basis points. The original maturity of the promissory notes was July 2021.

•

On May 10, 2021, we entered into a U.S. $400,000,000 term loan in two tranches, one of U.S. $65,000,000 and the second of
U.S. $335,000,000, both due March 2031. Both tranches bear interest at a floating rate linked to the six-month London Inter Bank Offered Rate (“LIBOR”) plus 48 basis points.

•

On May 21, 2021, we renewed and restructured a term loan for U.S. $300,000,000 which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by our long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•

On June 21, 2021, we renewed a promissory note for Ps. 2,000,000,000 and an original term of 90 days. This renewal was carried out for a term of 180 days at a rate linked to TIIE plus 260 basis points.

•	On July 8, 2021, we entered into a U.S. $300,000,000 term loan due July 2024, which bears interest at a floating rate linked to LIBOR plus 320 basis points.

•

On July 16, 2021, we entered into a U.S. $750,000,000 term loan due January 2023, which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by our long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•

On July 21, 2021, we renewed a promissory note entered into in January 2021 for Ps. 4,000,000,000 and an original term of 180 days. This renewal was carried out for Ps. 3,000,000,000 and a term of 120 days at a rate linked to TIIE plus 257.5 basis points.

•

On July 21, 2021, we renewed a promissory note entered into in January 2021 for Ps. 2,500,000,000 and an original term of 180 days. This renewal was carried out for Ps. 3,500,000,000 and a term of 161 days at a rate linked to TIIE plus 240 basis points.

During the period from March 31, 2021 to September 8, 2021, Holdings Holanda Services, B.V., as debtor, obtained U.S. $15,813 million in financing from its revolving credit lines and repaid U.S. $15,800 million. As of March 31, 2021, the outstanding amount under these revolving credit lines was U.S. $2,227 million. As of September 8, 2021, the outstanding amount under these revolving credit lines was U.S. $2,240 million.

For our financing activities for the period from January 1, 2021 to May 11, 2021, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities—2021 Financing Activities” in the Form 20-F and for our financing activities for the period from March 31, 2021 to September 13, 2021, see Note 20 to our unaudited condensed consolidated interim financial statements included herein for more information.

As of March 31, 2021, and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are our selected summary operating data.

	Three months ended March 31,
	2020		2021		Change		%
Operating Highlights
Production
Crude oil (tbpd)(1)(3)		1,739		1,715		(24)	(1.4)
Natural gas (mmcfpd)(2)(3)		3,715		3,700		(15)	(0.4)
Petroleum products (tbpd)(4)		541		769		228	42.1
Dry gas from units (mmcfpd)		2,241		2,098		(143)	(6.4)
Natural gas liquids (tbpd)		226		176		(50)	(22.1)
Petrochemicals (tt)		408		347		(61)	(15.0)
Average crude oil exports (tbpd)(5)
Isthmus	U.S. $	72.00	U.S. $	140.4		68.4	95.0
Maya		1,094.00		828.2		(265.8)	(24.3)

Total	U.S. $	1,166.00	U.S. $	968.6		(197.4)	(16.9)
Value of crude oil exports (value in millions of U.S. dollars)(5)	U.S. $	1,452.9	U.S. $	4,920.6	U.S. $	(3,467.7)	(238.7)
Average PEMEX crude oil export prices per barrel(6)
Isthmus	U.S. $	46.50	U.S. $	55.94		9.4	20.3
Maya		40.72		56.68		16.0	39.2

Weighted average price(7)	U.S. $	41.07	U.S. $	56.45		15.4	37.4
West Texas Intermediate crude oil average price per barrel(5)	U.S. $	45.79	U.S. $	59.16		(13.4)	(29.2)

Notes: Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

n.a. not available

(1)	Crude production includes condensates.
(2)	Gas production does not include nitrogen.
(3)	Does not consider the production of oil and gas corresponding to the partner.
(4)	Gasoline production does not consider transfers.
(5)

The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of March 31, 2021.

(6)	Average price during period indicated based on billed amounts.
(7)	On September 13, 2021, the weighted average price of our crude oil export mix was U.S. $66.42 per barrel.
(8)	On September 13, 2021, the West Texas Intermediate crude oil spot price was U.S. $70.45 per barrel.

Source: Petróleos Mexicanos and the PMI Subsidiaries.

Crude oil production decreased by 1.4% in the first three months of 2021, from 1,739 thousand barrels per day in the first three months of 2020 to 1,715 thousand barrels per day in the first three months of 2021. This decrease was mainly due to:

•

a 5.4% decrease in production of heavy crude oil, primarily due to a decrease in development activities and a decline in production levels at certain fields of the Ku-Maloob-Zaap business unit, as well as the closure of the 36” diameter pipeline from the Yaxche A platform to the Dos Bocas Maritime Terminal to suppress leaks, decreasing production by approximately 11 thousand barrels per day in January.

Partially offset by:

•	an 8.4% increase in production of light crude oil, primarily due to an increase in the production of the Yaxche and Uchukil fields and increased field performance.

•	an increase of 140.9% in production of condensates, primarily due to an increase in the production of the Ixachi and Tizón fields and increased field performance.

During the first three months of 2021, natural gas production decreased by 0.4%, from 3,715 million cubic feet per day in the first three months of 2020 to 3,700 million cubic feet per day in the same period of 2021. This decrease in production was primarily a result of:

•	a 3.5% decrease in associated gas production, primarily due to the decrease in production of the Cantarell, Crudo Ligero Marino and Tsimín-Xux business units.

Partially offset by:

•	a 9.1% increase in non-associated gas production, mainly due to the incorporation of production of the Ixachi and Etkal fields.

Production of petroleum products increased by 42.1% in the first three months of 2021, from 541 thousand barrels per day in the first three months of 2020 to 769 thousand barrels per day in the first three months of 2021. This increase in production of petroleum products is mainly due to an increase in the amount of crude oil processed during the first quarter of 2021, as a result of the ongoing National Refining System (Sistema Nacional de Refinación, the “National Refining System”) rehabilitation program.

The production of distillates (gasoline, diesel and jet fuel) in the National Refining System increased by 96 thousand barrels per day in the first three months of 2021 as compared to the first three months of 2020. This increase in the production of distillates is mainly due to (1) the Salina Cruz refinery recording an increase in production of distillates of 34 thousand barrels per day and (2) the Cadereyta, Salamanca and Tula refineries increasing production by 25 thousand barrels per day, 19 thousand barrels per day and 17 thousand barrels per day, respectively.

During the first three months of 2021, dry gas production decreased by 6.4%, as compared to the same period of 2020. This decrease is mainly explained by lower gas production at the Nuevo Pemex and Burgos gas processing complexes. The decrease in gas production at the Nuevo Pemex gas processing complex was mainly due to scheduled repairs to the cryogenic plants, including repairs to the plants’ gas compressor turbines and expanders. The decrease in production at the Burgos gas processing complex was mainly due to a decrease in sweet gas received from Pemex Exploration and Production fields.

During the first three months of 2021, natural gas liquids production decreased by 22.1%, as compared to the same period of 2020. The decrease was the result of a decrease in sweet gas received from Pemex Exploration and Production fields.

During the first three months of 2021, the production of petrochemical products decreased by 61 thousand tons, a 15.0% decrease as compared to the first three months of 2020. This decrease is mainly explained by:

•

a 48 thousand ton decrease in the production of aromatics and derivatives, mainly due to the intermittent operation of the continuous catalytic regenerative (CCR) plant at La Cangrejera petrochemical complex, due to operational problems and a shortage in the supply of auxiliary services;

•

a 44 thousand ton decrease in the production of sulfur, as a result of lower production at the Ciudad Pemex, Nuevo Pemex and Cactus gas processing complexes, due to a halt in operations for maintenance of the sulfur recovery units;

•

a 17 thousand ton decrease in the production of ethane derivatives, due to operational difficulties related to auxiliary services in units at the Morelos and La Cangrejera petrochemicals complexes; and

•	a 1,000 ton decrease in the production of propylene, due to lower production at La Cangrejera and Morelos petrochemical complexes caused by deficient reliability.

This decrease was partially offset by:

•

a 26 thousand ton increase in the production of methane derivatives, which includes the production of ammonia and methanol, due to the higher ammonia and methanol production at the Cosoleacaque and the Independencia petrochemicals complexes, respectively;

•	a 15 thousand ton increase in raw material for carbon black production, mainly due to increased processing of heavy crude oil at the Madero and Cadereyta refineries; and

•	an 8 thousand ton increase in the production of other petrochemicals, mainly due to an increase in the production of carbon dioxide at the Cosoleacaque petrochemical complex.

Impacts of the COVID-19 Pandemic in 2021

The ongoing effects on our business and our financial performance of the COVID-19 pandemic remain highly uncertain. If the impact of the COVID-19 pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it could have accounting consequences, such as decreases in our revenues and the value of our inventories, foreign exchange losses, impairments of fixed assets, and affect our ability to operate effective internal control over financial reporting. For further information regarding the impact of the COVID-19 pandemic on us, see “Item 3–—Risk Factors Related to Our Operations—Crude oil and natural gas prices are volatile and low crude oil and natural gas prices adversely affect our income and cash flows and the amount of hydrocarbon reserves that we have the right to extract and sell”, “Item 3––Risk Factors—The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition” and “Item 5—Overview” in the Form 20-F.

Industrial Transformation

Retail Service Stations

As of March 31, 2021, there were a total of 7,205 Pemex franchise gas stations, a decrease of 3.5% as compared to 7,468 Pemex gas stations as of December 31, 2020. As of March 31, 2021, 7,160 of these Pemex franchise gas stations were privately owned and operated as franchises, a decrease of 3.5% as compared to 7,423 privately-owned franchises as of December 31, 2020, while the remaining 45 were owned by Pemex Industrial Transformation, which was the same as of December 31, 2020. This decrease was mainly due to ongoing increased competition in the open market. In addition, as of March 31, 2021, Pemex Industrial Transformation supplied oil products to 5,957 gas stations outside of the Pemex franchise program, an increase of 5.1% as compared to 5,666 gas stations as of December 31, 2020. As of March 31, 2021, 935 of these gas stations outside the Pemex franchise model operate under a sublicenses of the Pemex brand, an increase of 5.9% as compared to 883 gas stations at December 31, 2020, and as of March 31, 2021, 5,022 use third party brands, an increase of 5.0% as compared to 4,783 gas stations at December 31, 2020. For more information regarding our gas stations, see “Item 4—Information on the Company—Industrial Transformation—Refining—Domestic Sales” and Item 4—Information on the Company—International Trading—Gas Stations in the United States” in the Form 20-F.

Deer Park Refinery

Since 1993, through our subsidiary company PMI-NASA, we have held a 49.99% interest in a limited partnership with Shell Oil Company, which holds a refinery located in Deer Park, Texas. The refinery has the capacity to process 340 thousand barrels per day of crude oil. Under the Deer Park Limited Partnership agreement, Shell Oil Company, as operator, is responsible for determining feedstock requirements. Shell Oil Company and PMI-NASA each provide 50% of the refinery’s crude oil input and own 50% of the refinery’s output. This agreement is limited to the specific purpose of operating the Deer Park refinery.

On May 24, 2021, the Board of Directors of Petróleos Mexicanos approved the investment for the acquisition of Shell Oil Company’s interest in the Deer Park Refining Limited Partnership L.P. On the same date, we signed an agreement to acquire the 50.01% interest in the Deer Park Limited Partnership currently held by Shell Oil Company, with an estimated price of U.S. $596.0 million, such that upon closing we will own 100% of the Deer Park refinery. The acquisition of the Deer Park refinery will be fully financed by the Mexican Government and is expected to close during the last quarter of 2021, subject to regulatory approvals and other customary conditions to closing. This acquisition is part of our self-sufficiency objective to supply fuel demand in Mexico.

Directors and Senior Management

Effective as of August 3, 2021, Mr. Rogelio Eduardo Ramírez de la O was ratified by the Chamber of Deputies as Secretary of Finance and Public Credit and therefore, in accordance with the Ley de Petróleos Mexicanos (Law of Petróleos Mexicanos), as a member of the Board of Directors of Petróleos Mexicanos, replacing Mr. Arturo Herrera Gutierrez.

Exploration and Production

On July 2, 2021, an undersea gas pipeline ruptured in our Ku-Maloob-Zaap field in the Gulf of Mexico. The ensuing gas leak caused a fire in the ocean. According to our investigation, lightning in the area caused the fire when it struck gas that had risen to the ocean’s surface. We brought the gas leak under control within five hours. No oil leaked as a result of the accident and there were no reported injuries or deaths.

On July 5, 2021, the Secretaría de Energía (Ministry of Energy, or SENER) awarded control of the Zama field to us. We had been in discussions with the Block 7 Consortium, which is composed of Talos Energy Offshore Mexico 7, S. de R.L. de C.V., Sierra O&G Exploración y Producción, S. de R.L. de C.V. (now a WSDM company) and Premier Oil Exploration and Production Mexico, S.A. de C.V., in order to jointly submit a proposed unification agreement to the SENER. We were unable to reach an agreement with respect to the unification of the Zama field and, therefore, the SENER was empowered to award control of the field.

On August 22, 2021, a fire broke out at the E-Ku-A2 platform of our Ku-A processing center in the Ku-Maloob Zaap business unit. Unfortunately, seven people lost their lives and six people were injured in the fire. Due to the fire, we temporarily stopped production at 125 wells. While we restored production of these wells as of August 30, 2021, this stoppage resulted in a decrease in production of 1.6 million barrels.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020 AND

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2021 AND 2020

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020 AND FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2021 AND 2020

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNDAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

(Figures stated in thousands, except as noted)

	Note	March 31, 2021		December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	8,9	Ps.	41,411,817	Ps.	39,989,781
Customers	8,10		79,124,397		68,382,413
Other financing receivable	8,10		35,830,773		31,615,623
Other non-financing receivable	10		103,883,652		89,789,428
Inventories	11		65,526,559		52,605,661
Current portion of the Government Bonds	8, 15-B		17,472,251		18,036,557
Derivative financial instruments	8		19,177,311		25,947,993
Other current assets			2,711,100		3,492,283

Total current assets			365,137,860		329,859,739
Non-current assets:
Investments in joint ventures and associates	8,12		10,404,578		12,015,129
Wells, pipelines, properties, plant and equipment, net	13		1,320,687,675		1,276,129,521
Rights of use			58,462,855		59,195,257
Long-term notes receivable, net of current portion	8,15-A		871,556		886,827
Long-term portion of the Government Bonds	8,15-B		111,643,740		111,512,962
Deferred income taxes and duties			106,182,717		108,529,199
Intangible assets, net	14		21,559,702		22,775,784
Other assets	15-C		34,237,441		7,583,510

Total non-current assets		Ps.	1,664,050,264	Ps.	1,598,628,189

Total assets		Ps.	2,029,188,124	Ps.	1,928,487,928

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	8,16	Ps.	475,051,777	Ps.	391,097,267
Short-term leases	8		8,116,312		8,106,937
Suppliers	8		261,996,616		281,978,041
Income taxes and duties payable			44,517,959		51,200,314
Accounts and accrued expenses payable	8		32,912,035		30,709,497
Derivative financial instruments	8		8,408,464		9,318,015

Total current liabilities		Ps.	831,003,163	Ps.	772,410,071

Long-term liabilities:
Long-term debt, net of current portion	8,16		1,873,007,760		1,867,630,050
Long-term leases, net of current portion	8		55,753,649		55,077,191
Employee benefits			1,284,882,479		1,535,168,086
Provisions for sundry creditors	17, 19		99,448,318		94,625,884
Other liabilities			4,739,961		4,891,562
Deferred income taxes and duties			2,943,629		3,412,114

Total long-term liabilities		Ps.	3,320,775,796	Ps.	3,560,804,887

Total liabilities		Ps.	4,151,778,959	Ps.	4,333,214,958

EQUITY (DEFICIT)
Controlling interest:
Certificates of Contribution “A”	18	Ps.	587,993,447	Ps.	524,931,447
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			5,146,014		(251,284,990)
Accumulated deficit:
From prior years			(2,723,475,900)		(2,214,597,087)
Net loss for the period			(37,297,069)		(508,878,813)

Total controlling interest			(2,122,900,787)		(2,405,096,722)
Total non-controlling interest			309,952		369,692

Total equity (deficit)		Ps.	(2,122,590,835)	Ps.	(2,404,727,030)

Total liabilities and equity (deficit)		Ps.	2,029,188,124	Ps.	1,928,487,928

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(Figures stated in thousands, except as noted)

	Note	2021		2020
Net sales:
Domestic		Ps.	167,635,080	Ps.	157,782,420
Export			148,969,728		125,140,586
Services income			948,349		1,187,108

Total of sales	7		317,553,157		284,110,114
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	13		46,629,783		26,316,166
Cost of sales			218,452,269		243,059,556

Gross income			145,730,671		67,366,724
Distribution, transportation and sale expenses			3,097,912		3,393,739
Administrative expenses			33,549,978		34,902,942
Other revenues			2,542,437		2,880,541
Other expenses			(217,283)		(1,750,157)

Operating income			111,407,935		30,200,427

Financing income(1)			10,322,098		5,698,577
Financing (cost)(2)			(37,050,271)		(52,902,514)
Derivative financial instruments (cost), net			(9,932,000)		(15,652,970)
Foreign exchange (loss) gain, net			(56,604,435)		(469,206,349)

Sum of financing (costs) net, derivative instruments (cost) net and foreign exchange (loss) gains, net			(93,264,608)		(532,063,256)
(Loss) profit sharing in joint ventures and associates	12		(1,842,091)		108,443

Income (loss) before duties, taxes and other			16,301,236		(501,754,386)

Profit-sharing duty, net			61,216,704		57,563,006
Income tax (benefit) expense			(7,557,871)		2,933,231

Total duties, taxes and other			53,658,833		60,496,237

Net (loss)		Ps.	(37,357,597)	Ps.	(562,250,623)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Currency translation effect			7,100,204		28,737,127
Items that will not be reclassified subsequently to profit or loss:
Actuarial losses - employee benefits, net of taxes	18 d.	Ps.	249,331,588	Ps.	191,123,923

Total other comprehensive results			256,431,792		219,861,050

Total comprehensive income (loss)		Ps.	219,074,195	Ps.	(342,389,573)

Net loss attributable to:
Controlling interest		Ps.	(37,297,069)	Ps.	(562,130,090)
Non-controlling interest			(60,528)		(120,533)

Net (loss)		Ps.	(37,357,597)	Ps.	(562,250,623)

Other comprehensive results attributable to:
Controlling interest		Ps.	256,431,004	Ps.	219,882,594
Non-controlling interest			788		(21,540)

Total other comprehensive results		Ps.	256,431,792	Ps.	219,861,054

Comprehensive (loss) income:
Controlling interest		Ps.	219,133,935	Ps.	(342,247,496)
Non-controlling interest			(59,740)		(142,073)

Total comprehensive income (loss)		Ps.	219,074,195	Ps.	(342,389,569)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Includes financing income from investments.
(2)	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(Figures stated in thousands, except as noted)

	Controlling interest
			Mexican Government contributions				Accumulated other comprehensive income (loss)				Accumulated deficit
	Certificates of Contribution “A”				Legal reserve		Cumulative currency translation effect		Actuarial (losses) gains on employee benefits effect		For the period		From prior years		Total		Non-controlling interest		Total equity (deficit), net
Balances as of December 31, 2019	Ps.	478,675,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	43,229,070	Ps.	(283,307,660)	Ps.	(281,490,302)	Ps.	(1,933,106,785)	Ps.	(1,931,267,509)	Ps.	(141,793)	Ps.	(1,931,409,302)

Transfer to accumulated deficit		—		—		—		—		—		281,490,302		(281,490,302)		—		—		—
Increase in Mexican Government contributions		16,063,000		—		—		—		—		—		—		16,063,000		—		16,063,000
Total comprehensive (loss) income		—		—		—		28,758,671		191,123,923		(562,130,090)		—		(342,247,496)		(142,073)		(342,389,569)

Balances as of March 31, 2020	Ps.	494,738,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	71,987,741	Ps.	(92,183,737)	Ps.	(562,130,090)	Ps.	(2,214,597,087)	Ps.	(2,257,452,005)	Ps.	(283,866)	Ps.	(2,257,735,871)

Balances as of December 31, 2020	Ps.	524,931,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	51,201,257	Ps.	(302,486,247)	Ps.	(508,878,813)	Ps.	(2,214,597,087)	Ps.	(2,405,096,722)	Ps.	369,692	Ps.	(2,404,727,030)

Transfer to accumulated deficit		—		—		—		—		—		508,878,813		(508,878,813)		—		—		—
Increase in Mexican Government contributions		63,062,000		—		—		—		—		—		—		63,062,000		—		63,062,000
Total comprehensive (loss) income		—		—		—		7,099,417		249,331,587		(37,297,069)		—		219,133,935		(59,740)		219,074,195

Balances as of March 31, 2021	Ps.	587,993,447	Ps.	43,730,591	Ps.	1,002,130	Ps.	58,300,674	Ps.	(53,154,660)	Ps.	(37,297,069)	Ps.	(2,723,475,900)	Ps.	(2,122,900,787)	Ps.	309,952	Ps.	(2,122,590,835)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(Figures stated in thousands, except as noted)

	2021		2020
Operating activities
Net (loss)	Ps.	(37,357,597)	Ps.	(562,250,623)
Items related to investment activities
Income taxes and duties		53,658,833		60,496,237
Depreciation and amortization of wells, pipelines, properties, plant and equipment		30,183,335		34,112,199
Amortization of intangible assets		31,753		100,268
(Reversal of impairment) of wells, pipelines, properties, plant and equipment		(46,629,783)		(26,316,166)
Unsuccessful wells from intangible assets		900,665		—
Capitalized unsuccessful wells		—		709,713
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment		23,674		1,727,260
Depreciation of rights of use		1,191,379		1,991,548
Impairment of rights of use		108,782		—
Unrealized foreign exchange (income) loss of reserve for well abandonment		824,592		891,325
Loss (profit) sharing in joint ventures and associates		1,842,091		(108,443)
Items related to financing activities
Unrealized foreign exchange (income) loss		55,371,264		442,841,234
Interest expense		37,050,271		52,902,514
Interest income		(10,322,098)		(5,698,577)

		86,877,161		1,398,489
Profit-sharing duty paid		(53,206,211)		(51,585,318)
Derivative financial instruments		5,861,131		(3,393,534)
Accounts receivable		(20,613,055)		16,858,714
Inventories		(11,632,922)		28,976,898
Accounts payable and accrued expenses		2,202,538		7,526,960
Suppliers		(21,742,456)		(27,499,839)
Provisions for sundry creditors		2,134,488		20,857,404
Employee benefits		(954,021)		11,502,603
Other taxes and duties		(5,256,980)		(29,907,932)

Net cash flows (used in) operating activities		(16,330,327)		(25,265,555)

Investing activities
Interests collected		162,753		3,697,941
Other notes receivable		—		37,401
Other assets		(25,872,748)		(38,591)
Acquisition of wells, pipelines, properties, plant and equipment		(24,535,569)		(26,985,485)
Intangible assets		(2,385,041)		(690,582)

Net cash flows (used in) investing activities		(52,630,605)		(23,979,316)

(Cash deficit) before financing activities		(68,960,932)		(49,244,871)
Financing activities
Increase in equity due to Certificates of Contribution “A”		63,062,000		16,063,000
Long-term receivables from the Mexican Government		—		4,080,544
Interest received for long-term receivable from the Mexican Government		2,300,618		903,126
Lease payments of principal		(1,481,635)		(2,891,562)
Lease payments of interest		(1,166,666)		—
Loans obtained from financial institutions		459,697,370		383,162,749
Debt payments, principal only		(402,480,569)		(325,429,547)
Interest paid		(56,097,378)		(50,258,263)

Net cash flows from (used in) financing activities		63,833,740		25,630,047

Net (decrease) in cash and cash equivalents		(5,127,192)		(23,614,824)
Effects of foreign exchange on cash balances		6,549,228		20,143,028
Cash and cash equivalents at the beginning of the period		39,989,781		60,621,631

Cash and cash equivalents at the end of the period (Note 9)	Ps.	41,411,817	Ps.	57,149,835

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020 AND

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2021 AND 2020

(Figures stated in thousands, except as noted)

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as the collecting, selling and trading of hydrocarbons.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation) and Pemex Logística (Pemex Logistics) are productive state-owned subsidiaries empowered to own property and carry on business in their own names, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The primary purposes of the Subsidiary Entities are as follows:

•

Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

•

Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others; as well as producing, distributing and trading ammonia and its derivatives and fertilizers, as well as provides related services; and

•

Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.

NOTE 2. AUTHORIZATION AND BASIS OF PREPARATION

Authorization –

On September 17, 2021, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Octavio Romero Oropeza, Chief Executive Officer, Mr. Alberto Velázquez García, Chief Financial Officer, Mr. Carlos Fernando Cortez González, Deputy Director of Budgeting and Accounting, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

Statement of compliance –

PEMEX prepared its unaudited condensed consolidated interim financial statements as of March 31, 2021 and December 31, 2020, and for the three-month periods ended March 31, 2021 and 2020, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2020. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations. These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2020.

A.	Basis of accounting

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

Item	Basis of measurement
Derivative Financial Instruments (“DFIs”)	Fair Value
Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

B.	Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period. (See Note 18-f).

C.	Functional and reporting currency

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.

The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;

iii.

Employee benefits provision was approximately 31% and 35% of PEMEX’s total liabilities as of each of March 31, 2021 and December 31, 2020, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition –

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S. $” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

D.	Use of judgments and estimates

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2020.

i.	Measurement of fair values

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities.

PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. These new standards have not had an impact on the unaudited condensed consolidated interim financial statements of PEMEX. (see note 8-E).

In connection with the Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which became effective beginning on January 1, 2021, the amendments address issues that might affect financial reporting as a result of reforms to IBOR interest rate benchmarks, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of IBOR interest rate benchmarks with alternative benchmark rates. The amendments provide practical relief from certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to:

•	changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and

•	hedge accounting.

The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars.

Therefore, PEMEX has identified and is reviewing contracts, expiring after the applicable cessation dates, that could have an impact derived from the change in the aforementioned rates. PEMEX will continue working on any amendments to the contracts which may be required as a result of the transition.

PEMEX has a reduced number of financial instruments (debt instruments and DFIs) referenced to floating rates in U.S. dollars with maturity and interest rate fixation after June 2023.

PEMEX is currently monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have.

Once the alternative reference rates are defined, as well as the new discount curves and any other valuation parameters, PEMEX will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.

NOTE 4. STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021, and earlier application is permitted; however, PEMEX has not early adopted any of the forthcoming new or amended standards in preparing these unaudited condensed consolidated interim financial statements.

NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of March 31, 2021 and December 31, 2020, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics. Former Subsidiary Entity Pemex Fertilizers was also consolidated in these financial statements until December 31, 2020.

As of March 31, 2021 and December 31, 2020, the consolidated Subsidiary Companies are as follows:

•	PEP Marine, DAC. (“PEP DAC”) (v)(viii)

•	P.M.I. Holdings, B.V. (“PMI HBV”) (i)(vii)(xii)

•	P.M.I. Trading DAC (“PMI Trading”) (i)(vii)(xi)

•	P.M.I. Holdings Petróleos España, S. L. (“HPE”) (i)(vii)(viii)

•	P.M.I. Services North America, Inc. (“PMI SUS”) (i)(vii)(x)

•	P.M.I. Norteamérica, S. A. de C. V. (“PMI NASA”) (i)(vii)(viii)

•	P.M.I. Comercio Internacional, S. A. de C. V. (“PMI CIM”) (i)(ii)(viii)

•	P.M.I. Campos Maduros SANMA, S. de R. L. de C. V. (“SANMA”) (vii)(viii)

•	Pro-Agroindustria, S. A. de C. V. (“AGRO”) (vii)(viii)

•	P.T.I. Infraestructura de Desarrollo, S. A. de C. V. (“PTI ID”) (vi)(vii)(viii)

•	P.M.I. Cinturón Transoceánico Gas Natural, S. A. de C. V. (“PMI CT”) (i)(iii)

•	P.M.I. Transoceánico Gas LP, S. A. de C. V. (“PMI TG”) (i)(iii)

•	P.M.I. Servicios Portuarios Transoceánicos, S. A. de C. V. (“PMI SP”) (i)(vii)(viii)

•	P.M.I. Midstream del Centro, S. A. de C. V. (“PMI MC”) (i)(vi)

•	PEMEX Procurement International, Inc. (“PPI”) (vii)(x)

•	Hijos de J. Barreras, S. A. (“HJ BARRERAS”) (ii)(iv)

•	PEMEX Finance, Ltd. (“FIN”) (vii)(xiii)

•	Mex Gas Internacional, S. L. (“MGAS”) (vii)(viii)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (“PDII”) (vii)(viii)

•	Kot Insurance Company, AG. (“KOT”) (vii)(xiii)

•	PPQ Cadena Productiva, S.L. (“PPQCP”) (vii)(viii)

•	III Servicios, S. A. de C. V. (“III Servicios”) (vii)(viii)

•	PM.I. Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(vii)(viii)

•	PMX Fertilizantes Holding, S.A de C.V. (“PMX FH”) (vii)(viii)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (vii)(viii)

•	Grupo Fertinal (“GP FER”) (vii)(viii)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(viii)

•	P.M.I. Trading Mexico, S.A. de C.V. (“TRDMX”) (i)(vii)(viii)

•	Holdings Holanda Services, B.V. (“HHS”) (vii)(xii)

i.	Member Company of the “PMI Subsidiaries”.

ii.	Non-controlling interest company. (98.33% in PMI CIM and 60.0% in COMESA).

iii.	These companies were merged into PMI NASA in 2020.

iv.	As of May 2020, this company is not included in the consolidation (see Note 18-g).

v.	This company was liquidated in August 2020.

vi.	This company was liquidated in April 2020.

vii.	Petróleos Mexicanos owns 100.0% of the interests in this Subsidiary Company.

viii.	Operates in Mexico.

ix.	Operates in Spain.

x.	Operates in United States of America.

xi.	Operates in Ireland.

xii.	Operates in Netherlands.

xiii.	Operates in Switzerland.

xiv.	Operates in Cayman Islands.

NOTE 6. SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of March 31, 2021, PEMEX’s operations were conducted through five business segments: Exploration and Production, Industrial Transformation, Logistics, the Trading Companies and Corporate and Other Operating Subsidiary Companies. Until December 31, 2020, PEMEX’s operations were also conducted through an additional business segment, Fertilizers (merged into the Industrial Transformation segment as of January 1, 2021). Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX that are intended to reflect international market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•

The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 18 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•

The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•

The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•

The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market. This entity was merged into the Industrial Transformation segment as of January 1, 2021.

•

The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•

The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. The columns before intersegment eliminations include unconsolidated figures. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the three-month period ended March 31, 2021	Exploration and Production		Industrial Transformation	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	94,563,413	156,927,299	—	63,217,946	1,896,150	—	316,604,808
Intersegment		101,357,597	35,944,061	19,484,823	81,795,025	26,625,994	(265,207,500)	—
Services income		16,433	44,880	667,402	238,952	(19,318)		948,349
Reversal of impairment (Impairment) of wells, pipelines, properties, plant and equipment, net		41,925,300	4,594,622	109,861	—	—	—	46,629,783
Cost of sales		88,802,172	214,777,895	10,627,716	141,115,721	6,517,035	(243,388,270)	218,452,269

Gross income (loss)		149,060,571	(17,267,033)	9,634,370	4,136,202	21,985,791	(21,819,230)	145,730,671
Other revenue		637,754	736,271	22,079	70,464	1,075,869	—	2,542,437
Other expenses		(236,577)	(40,759)	84,292	(1,590)	(8,728)	(13,921)	(217,283)
Distribution, transportation and sales expenses		77,927	3,505,037	65,882	381,212	(20,977)	(911,169)	3,097,912
Administrative expenses		17,178,512	12,674,662	6,152,032	361,819	18,108,668	(20,925,715)	33,549,978

Operating income (loss)		132,205,309	(32,751,220)	3,522,827	3,462,045	4,965,241	3,733	111,407,935
Financing income		21,354,958	110,230	1,536,659	76,206	36,763,929	(49,519,884)	10,322,098
Financing cost		(33,307,241)	(3,592,189)	(83,134)	(471,791)	(49,112,066)	49,516,150	(37,050,271)
Derivative financial instruments (cost) income, net		(11,510,926)	(8,110)		(417,365)	2,004,401	—	(9,932,000)
Foreign exchange (loss), net		(48,186,162)	(4,506,216)	(157,121)	(20,786)	(3,734,150)	—	(56,604,435)
(Loss) profit sharing in joint ventures and associates		(84,659)	(203,706)	(20)	(2,063,718)	(43,466,603)	43,976,615	(1,842,091)
Taxes, duties and other		61,216,704	—	1,446,593	1,023,926	(10,028,390)	—	53,658,833

Net (loss) income	Ps.	(745,425)	(40,951,211)	3,372,618	(459,335)	(42,550,858)	43,976,614	(37,357,597)

Total current assets	Ps.	882,900,308	164,618,925	175,962,094	180,545,816	982,005,375	(2,020,894,658)	365,137,860
Total non-current assets		910,062,692	376,752,481	164,789,486	39,849,092	953,456,682	(780,860,169)	1,664,050,264
Total current liabilities		426,362,778	494,065,800	40,308,976	138,706,337	1,750,164,937	(2,018,605,665)	831,003,163
Total non-current liabilities		2,298,842,841	621,243,677	71,563,455	762,699	2,161,062,731	(1,832,699,607)	3,320,775,796
Equity (deficit), net		(932,242,619)	(573,938,071)	228,879,149	80,925,872	(1,975,765,611)	1,049,550,445	(2,122,590,835)
Depreciation and amortization		24,125,948	3,662,101	1,659,242	58,253	677,791	—	30,183,335
Depreciation of rights of use		77,440	1,014,976	(198,715)	246,122	51,556	—	1,191,379
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		7,550,519	11,202,825	1,479,972	—	6,789,795	—	27,023,111

As of/for the three-month period ended March 31, 2020	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	90,573,346	153,470,562	—	37,211,940	1,667,158	—	282,923,006
Intersegment		65,659,289	20,289,946	22,602,244	105,405,694	22,087,370	(236,044,543)	—
Services income		18,567	28,602	1,161,589	21,720	(43,370)	—	1,187,108
Reversal of impairment (impairment) of wells, pipelines, properties, plant and equipment, net		21,972,888	4,345,644	—	(2,366)	—	—	26,316,166
Cost of sales		86,428,374	212,538,893	8,355,638	148,162,300	9,480,834	(221,906,483)	243,059,556

Gross income (loss)		91,795,716	(34,404,139)	15,408,195	(5,525,312)	14,230,324	(14,138,060)	67,366,724
Other revenue		139,213	1,375,398	28,657	156,786	1,180,487	—	2,880,541
Other expenses		(1,806,429)	(43,042)	(8,447)	(31,810)	(133,039)	272,610	(1,750,157)
Distribution, transportation and sales expenses		43,742	3,568,627	118,176	292,461	65,944	(695,211)	3,393,739
Administrative expenses		14,349,763	11,823,922	2,974,537	528,221	18,392,596	(13,166,097)	34,902,942

Operating income (loss)		75,734,995	(48,464,332)	12,335,692	(6,221,018)	(3,180,768)	(4,142)	30,200,427
Financing income		20,483,841	134,287	563,580	84,749	51,111,620	(66,679,500)	5,698,577
Financing cost		(54,996,539)	(2,442,881)	(69,753)	(280,921)	(61,796,060)	66,683,638	(52,902,516)
Derivative financial instruments (cost) income, net		(27,078,566)	(19,977)	—	2,020,971	9,424,604	—	(15,652,968)
Foreign exchange (loss), net		(413,371,816)	(30,606,577)	(1,069,926)	(571,693)	(23,586,337)	—	(469,206,349)
Profit (loss) sharing in joint ventures and associates		2,147	(2,805,276)	5,469	(1,589,816)	(546,516,585)	551,012,504	108,443
Taxes, duties and other		57,541,829	—	1,032,319	1,856,598	65,491	—	60,496,237

Net (loss) income	Ps.	(456,767,767)	(84,204,756)	10,732,743	(8,414,326)	(574,609,017)	551,012,500	(562,250,623)

Total current assets	Ps.	996,308,500	208,637,137	143,464,307	111,610,354	828,662,561	(1,989,047,560)	299,635,299
Total non-current assets		779,806,443	397,107,287	159,007,146	50,306,000	1,103,718,409	(891,712,562)	1,598,232,723
Total current liabilities		386,010,276	352,021,294	48,097,192	74,752,346	1,664,930,891	(1,986,035,359)	539,776,640
Total non-current liabilities		2,640,718,177	625,251,329	69,613,146	3,339,727	2,497,228,919	(2,154,524,985)	3,681,626,313
Equity (deficit), net		(1,250,613,510)	(371,528,199)	184,761,115	83,824,281	(2,229,778,840)	1,259,800,222	(2,323,534,931)
Depreciation and amortization		27,415,620	4,616,026	1,438,295	79,371	562,887	—	34,112,199
Depreciation of rights of use		221,199	1,239,322	25,915	324,424	180,688	—	1,991,548
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		8,355,687	13,132,504	60,275	—	6,537,930	—	28,086,396

(1)

On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

As of/for the year ended December 31, 2020	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.	937,017,021	155,514,025	166,202,857	168,261,357	906,149,787	(2,003,285,308)	329,859,739
Total non-current assets		884,741,960	331,853,787	167,498,268	40,084,813	750,322,623	(575,873,262)	1,598,628,189
Total current liabilities		464,163,895	405,696,477	39,568,364	129,161,357	1,734,633,918	(2,000,813,940)	772,410,071
Total non-current liabilities		2,363,252,154	714,743,134	90,624,955	1,121,488	2,218,921,311	(1,827,858,155)	3,560,804,887
Equity (deficit), net		(1,005,657,068)	(633,071,799)	203,507,806	78,063,325	(2,297,082,819)	1,249,513,525	(2,404,727,030)
Depreciation and amortization		101,126,295	19,744,860	5,917,668	317,241	2,525,756	—	129,631,820
Depreciation of rights of use		313,008	4,715,238	460,957	992,148	747,880	—	7,229,231
Net periodic cost of employee benefits excluding items recognized in other comprehensive income		35,356,366	51,845,677	8,927,651	(1,156)	32,680,002	—	128,808,540

(1)

On January 1, 2021, Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

NOTE 7. REVENUE

For the three-month periods ended March 31, 2021 and 2020, revenues from sales to third parties were as follows:

A.	Revenue disaggregation

For the three-month period ended March 31,	Exploration and Production		Industrial Transformation (1)	Logistics	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2021
United States	Ps.	51,538,627	—	—	48,297,261	868,024	100,703,912
Other		28,323,921	—	—	4,400,484	2,802	32,727,207
Europe		14,668,409	—	—	645,679	—	15,314,087
Local		48,890	156,972,179	667,402	10,113,474	1,006,006	168,807,951

Total	Ps.	94,579,846	156,972,179	667,402	63,456,898	1,876,832	317,553,157

2020
United States	Ps.	51,173,088	—	—	31,915,307	—	83,088,395
Other		8,727,269	—	—	1,743,524	800,466	11,271,259
Europe		30,611,366	—	—	1,761	(41,031)	30,572,096
Local		80,190	153,499,164	1,161,589	3,573,068	864,353	159,178,364

Total	Ps.	90,591,913	153,499,164	1,161,589	37,233,660	1,623,788	284,110,114

Major products and services 2021
Crude oil	Ps.	94,530,956	—	—	—	—	94,530,956
Gas		32,457	36,456,904	—	22,630,416	—	59,119,777
Refined petroleum products		—	116,958,096	—	40,258,058	—	157,216,154
Other		—	3,512,299	—	329,472	1,896,150	5,737,921
Services		16,433	44,880	667,402	238,952	(19,318)	948,349

Total	Ps.	94,579,846	156,972,179	667,402	63,456,898	1,876,832	317,553,157

2020
Crude oil		90,511,724	—	—	—	—	90,511,724
Gas		61,622	13,398,264	—	8,932,860	—	22,392,746
Refined petroleum products		—	136,571,418	—	27,976,244	1,151	164,548,813
Other		—	3,500,880	—	302,836	1,666,007	5,469,723
Services		18,567	28,602	1,161,589	21,720	(43,370)	1,187,108

Total	Ps.	90,591,913	153,499,164	1,161,589	37,233,660	1,623,788	284,110,114

Timing of revenue recognition 2021
Products transferred at a point in time		94,563,413	134,960,421	667,402	63,217,946	1,896,149	295,305,331
Products and services transferred over the time		16,433	22,011,758	—	238,952	(19,317)	22,247,826

Total	Ps.	94,579,846	156,972,179	667,402	63,456,898	1,876,832	317,553,157

Timing of revenue recognition 2020
Products transferred at a point in time		90,573,346	153,470,562	—	37,211,940	1,667,158	282,923,006
Products and services transferred over the time		18,567	28,602	1,161,589	21,720	(43,370)	1,187,108

Total	Ps.	90,591,913	153,499,164	1,161,589	37,233,660	1,623,788	284,110,114

(1)

On January 1, 2021 Pemex Fertilizers was merged into Pemex Industrial Transformation. For comparison purposes, all operations for periods prior to the merger are presented in the Pemex Industrial Transformation segment.

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales

Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).

Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.

The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.

For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to 2 months in determining the final sale price, such as in the case of sales to some regions.

Revenue is initially measured by estimating variables such as quality and volume claims, delays in boarding etc.

Sale of petroleum products

For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.

The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”). There are penalties for delivery failures and/or payment obligations, as well as quality and volume claims, which are known days after the transaction.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.

Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Sales of natural gas

There is only one performance obligation that includes transport and handling services to the point of delivery.

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.

Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Services

In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

Price is not distributed when there is a performance obligation, except, when there is more than one performance obligation, in which case, the price of the transaction will be assigned according to the service price established in the service order.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.

Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products

There is only one performance obligation that includes transportation for delivery to destination.

The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.

The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

B.	Accounts receivable in the statement of financial position

As of March 31, 2021 and December 31, 2020, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 79,124,397 and Ps. 68,382,413, respectively (see Note 10-A).

C.	Practical expedients

i.	Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii.	Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

NOTE 8. FINANCIAL INSTRUMENTS

A.	Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of March 31, 2021 and December 31, 2020. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount								Fair value hierarchy
As of March 31, 2021 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	19,177,311	—	—	—	—	Ps.	19,177,311	—	19,177,311	—	19,177,311
Equity instruments(i)		—	—	384,665	—	—		384,665	—	384,665	—	384,665

Total	Ps.	19,177,311	—	384,665	—	—	Ps.	19,561,976
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	41,411,817	—	Ps.	41,411,817	—	—	—	—
Customers, net		—	—	—	79,124,397	—		79,124,397	—	—	—	—
Other non-financial accounts receivable		—	—	—	2,139,420	—		2,139,420	—	—	—	—
Employees and officers		—	—	—	3,529,543	—		3,529,543	—	—	—	—
Sundry debtors		—	—	—	32,301,230	—		32,301,230	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	10,404,578	—		10,404,578	—	—	—	—
Long-term notes receivable		—	—	—	871,556	—		871,556	—	—	—	—
Government Bonds		—	—	—	129,115,990	—		129,115,990	126,703,521	—	—	126,703,521
Other assets		—	—	—	3,105,488	—		3,105,488	—	—	—	—

Total	Ps.	—	—	—	302,004,019	—	Ps.	302,004,019
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(8,408,464)	—	—	—	—	Ps.	(8,408,464)	—	(8,408,464)	—	(8,408,464)

Total	Ps.	(8,408,464)	—	—	—	—	Ps.	(8,408,464)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(261,996,616)	Ps.	(261,996,616)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(32,912,035)		(32,912,035)	—	—	—	—
Leases		—	—	—	—	(63,869,961)		(63,869,961)	—	—	—	—
Debt		—	—	—	—	(2,348,059,537)		(2,348,059,537)	—	(2,276,036,399)	—	(2,276,036,399)

Total	Ps.	—	—	—	—	(2,706,838,149)	Ps .	(2,706,838,149)

(i)	Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.

	Carrying amount								Fair value hierarchy
As of December 31, 2020 In thousands of pesos	FVTPL		FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	25,947,993	—	—	—	—	Ps.	25,947,993	—	25,947,993	—	25,947,993
Equity instruments(i)		—	—	384,665	—	—		384,665	—	384,665	—	384,665

Total	Ps.	25,947,993	—	384,665	—	—	Ps.	26,332,658
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	39,989,781	—	Ps.	39,989,781	—	—	—	—
Customers, net		—	—	—	68,382,413	—		68,382,413	—	—	—	—
Other non-financial accounts receivable		—	—	—	1,944,413	—		1,944,413	—	—	—	—
Employees and officers		—	—	—	3,539,505	—		3,539,505	—	—	—	—
Sundry debtors		—	—	—	28,076,118	—		28,076,118	—	—	—	—
Investments in joint ventures, associates and other		—	—	—	12,015,129	—		12,015,129	—	—	—	—
Long-term notes receivable		—	—	—	886,827	—		886,827	—	—	—	—
Government Bonds		—	—	—	129,549,519	—		129,549,519	129,320,536	—	—	129,320,536
Other assets		—	—	—	3,824,913	—		3,824,913	—	—	—	—

Total	Ps.	—	—	—	288,208,618	—	Ps.	288,208,618
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(9,318,015)	—	—	—	—	Ps.	(9,318,015)	—	(9,318,015)	—	(9,318,015)

Total	Ps.	(9,318,015)	—	—	—	—	Ps.	(9,318,015)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(281,978,041)	Ps.	(281,978,041)	—	—	—	—
Accounts and accrued expenses payable		—	—	—	—	(30,709,497)		(30,709,497)	—	—	—	—
Leases		—	—	—	—	(63,184,128)		(63,184,128)	—	—	—	—
Debt		—	—	—	—	(2,258,727,317)		(2,258,727,317)	—	(2,232,694,117)	—	(2,232,694,117)

Total	Ps.	—	—	—	—	(2,634,598,983)	Ps.	(2,634,598,983)

(i)	Related to our participation in TAG Pipeline Sur, S. de R.L. de C.V.

Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

B.	Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

C.	Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products). PEMEX does not have policies to designate a calculation or valuation agent.

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding discount factor; for currency and interest rate options, this is done through the Black-Scholes Model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the mark-to-market value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

Because PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of the variations in the underlying assets or reference variables, thus asset flows are fully offset by liabilities flows. Therefore, it is not necessary to measure or monitor the hedges’ effectiveness.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D.	Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of March 31, 2021 and December 31, 2020, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 10,768,847 and Ps. 16,629,978, respectively. As of March 31, 2021 and December 31, 2020, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

For the three months periods ended March 31, 2021 and 2020, PEMEX recognized a net loss of Ps. 9,932,000 and Ps. 15,652,970, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established accounting policies, PEMEX has analyzed the different contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of March 31, 2021 and December 31, 2020, PEMEX did not recognize any embedded derivatives (foreign currency or index).

E.	IBOR reference rates transition

As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (one month “1M”, three months “3M” and six months “6M”) or the EURIBOR in euros, are expected to cease to be published in 2022 and are expected to be replaced by alternative reference rates, based on risk-free rates obtained from market operations.

The discontinuation of the publication of these rates was originally scheduled for December 2021. Nevertheless, on November 2020, the ICE Benchmark Administration Limited (known as “ICE”) announced an extension until June 2023 for the publication of the most common LIBOR rates in dollars.

Therefore, PEMEX has identified and is reviewing contracts, expiring after the applicable cessation dates, that could have an impact derived from the change in the aforementioned rates.

PEMEX has a reduced number of financial instruments referenced to floating rates in Euro and U.S. dollars with maturity and interest rate fixation after December 2021 and June 2023, respectively. This portfolio is composed of debt instruments and DFIs as shown below:

	Reference Rate	Notional Amount As of March 31, 2021 (in millions of each currency)
Debt	LIBOR 1M USD	3,241
	LIBOR 3M USD	635
	LIBOR 6M USD	1,083
	EURIBOR 3M USD	650

DFI	LIBOR 1M USD	2,500
	LIBOR 3M USD	156
	LIBOR 6M USD	244

Note: Notional maturity after December 31, 2021 for Euros and after June 30, 2023 for U.S. dollars.

In the event that Tasa de Interés Interbancaria de Equilibrio (“TIIE”) ceases to be published, the portfolio of financial instruments referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	Notional Amount As of March 31, 2021 (in millions of each currency)
	TIIE 28D MXN	6,223
Debt	TIIE 91D MXN	31,454

DFI	TIIE 28D MXN	33,513

Note: Notional maturity after December 31, 2021.

PEMEX’s portfolio consists of additional debt instruments that will mature during the year, as well as additional debt instruments and DFIs referenced at fixed rates, including fixed rate debt instruments and DFIs in currencies that are not listed in the tables above. PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.

Currently, PEMEX is monitoring the evolution of the IBORs transition in the market, to anticipate any negative impact that these changes could have. Further, PEMEX will continue working on any amendments to the contracts which may be required as a result of the transition.

Once the alternative reference rates are defined, as well as the new discount curves and any other valuation parameters, PEMEX will be able to estimate the impact that such changes will have on financial instruments’ market value and financial cost.

Regarding PMI Trading, its credit agreements to date have incorporated flexible provisions that would help to smooth the transition to an alternative rate, in the event that LIBOR rates cease to be published prematurely. PMI Trading continuously monitors the evolution of LIBOR transition to anticipate any impact on its credit agreements and to amend the credit agreements whenever it is required.

NOTE 9. CASH AND CASH EQUIVALENTS

As of March 31, 2021 and December 31, 2020, cash and cash equivalents were as follows:

	March 31, 2021		December 31, 2020
Cash on hand and in banks(i)	Ps.	29,572,147	Ps.	20,211,875
Highly liquid investments(ii)		11,839,670		19,777,906

	Ps.	41,411,817	Ps.	39,989,781

(i)	Cash on hand and in banks is primarily composed of cash in banks.
(ii)	Mainly composed of short-term Mexican Government investments.

NOTE 10. CUSTOMERS AND OTHER ACCOUNTS RECEIVABLE

As of March 31, 2021 and December 31, 2020, accounts receivable and other receivables were as follows:

A.	Customers

	March 31, 2021		December 31, 2020
Domestic customers, net	Ps.	39,727,758	Ps.	35,049,717
Export customers, net		39,396,639		33,332,696

Total customers	Ps.	79,124,397	Ps.	68,382,413

B.	Other financial and non-financial accounts receivable

	March 31, 2021		December 31, 2020
Financial assets:
Sundry debtors(1)	Ps.	32,301,230	Ps.	28,076,118
Employees and officers		3,529,543		3,539,505

Total financial assets	Ps.	35,830,773	Ps.	31,615,623
Non-financial assets:
Taxes to be recovered and prepaid taxes		71,542,546		55,187,272
Special Tax on Production and Services		30,201,686		32,657,743
Other accounts receivable		2,139,420		1,944,413

Total non-financial assets:	Ps.	103,883,652	Ps.	89,789,428

(1)	Includes Ps. (145,087) and Ps. (197,215) of impairment, as of March 31, 2021 and December 31, 2020, respectively.

NOTE 11. INVENTORIES

As of March 31, 2021 and December 31, 2020, inventories were as follows:

	March 31, 2021		December 31, 2020
Refined and petrochemicals products	Ps.	37,275,045	Ps.	32,175,910
Crude oil		12,249,997		11,997,570
Products in transit		10,942,275		3,476,807
Materials and products in stock		4,795,237		4,736,659
Gas and condensate products		176,517		142,136
Materials in transit		87,488		76,579

	Ps. 65,526,559		Ps. 52,605,661

NOTE 12. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of March 31, 2021 and December 31, 2020, were as follows:

	Percentage	March 31,		December 31,
	of investment	2021		2020
Deer Park Refining Limited (see note 20)	49.99%	Ps.	8,004,849	Ps.	9,635,176
Sierrita Gas Pipeline LLC	35.00%		1,267,820		1,232,464
Frontera Brownsville, LLC.	50.00%		489,288		479,520
Administración Portuaria Integral de Dos Bocas, S. A. de C.V.	40.00%		208,152		208,152
Texas Frontera, LLC.	50.00%		202,946		197,708
CH 4 Energía, S. A. de C.V.	50.00%		146,971		141,339
Other, net	Various		84,552		120,770

		Ps.	10,404,578	Ps.	12,015,129

(Loss) profit sharing in joint ventures and associates:

	For the three-month period ended March 31,
	2021		2020
Deer Park Refining Limited (see Note 20)	Ps.	(1,920,253)	Ps.	63,471
Sierrita Gas Pipeline LLC		33,281		24,857
Frontera Brownsville, LLC.		14,976		11,972
Texas Frontera, LLC.		6,615		11,313
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.		—		(12,306)
CH4 Energía S.A. de C.V.		5,632		3,668
Ductos el Peninsular, S. A. P. I. de C. V.		(20)		5,468
Other, net		17,678		—

(Loss) profit sharing in joint ventures and associates, net	Ps.	(1,842,091)	Ps.	108,443

Additional information about the significant investments in joint ventures and associates is presented below:

•

Deer Park Refining Limited (Joint Venture). On March 31, 1993, PMI NASA acquired 49.99% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery (installed capacity of approximately 340,000 barrels per day of crude oil). Management decisions are made jointly with respect to investment in or disposal of assets, distribution of dividends, indebtedness and equity operations. In accordance with the investment contract and the operation of the agreement, the participants have the rights to the net assets in the proportion of their participation. This joint venture is recorded under the equity method.

Associates

•

Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•

Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P. to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•

Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P., and together they are entitled to the results in proportion of their respective investment. The company has seven tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•

CH4 Energía, S.A. de C.V. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, Mexico. This joint venture is recorded under the equity method.

•

Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

•

Ductos el Peninsular S.A.P.I. de C.V. This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

NOTE 13. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of January 1, 2020		848,841,327	13,092,824	460,935,077	1,303,668,946	63,318,227	326,482,942	50,407,562	16,355,218	139,925,440	44,149,536	—	—	3,267,177,099
Acquisitions		3,870,275	16,599	371,768	7,959,238	1,436,594	829,076	45,946	1,035,007	18,311,773	363,978	—	—	34,240,254
Reclassifications		(2,090,040)	—	85,461	—	176,696	—	226,534	(37,787)	76,708	95,930	7	—	(1,466,491)
Capitalization		320,578	—	1,191,150	15,597,289	—	—	150	—	(17,109,167)	—	—	—	—
(Impairment)		(6,853,831)	—	(2,825,272)	—	—	—	—		—	—	—	—	(9,679,103)
Reversal of impairment		5,496,925	—	—	27,392,409	429,790	2,669,274	—	—	6,871	—	—	—	35,995,269
Disposals		(1,134,412)	(50,166)	(831,123)	(151,405)	(185,850)	—	(91,473)	(5,209)	(13,160)	(152,150)	(7)	(32,562)	(2,647,517)

Balances as of March 31, 2020		848,450,822	13,059,257	458,927,061	1,354,466,477	65,175,457	329,981,292	50,588,719	17,347,229	141,198,465	44,457,294	—	(32,562)	3,323,619,510

Balances as of January 1, 2020	Ps.	848,841,327	13,092,824	460,935,077	1,303,668,946	63,318,227	326,482,942	50,407,562	16,355,218	139,925,440	44,149,536	—	—	3,267,177,099
Acquisitions		13,934,129	246,351	1,911,502	15,602,539	1,118,794	3,696,726	294,329	552,865	131,963,334	543,472	—	—	169,864,041
Reclassifications		(1,446,201)	—	228,056	—	361,131	—	410,240	7,586	(1,234,963)	115,107	24,601	—	(1,534,443)
Capitalization		9,906,725	—	19,022,425	42,183,243	616,006	15,695,486	8,835	1,532	(87,150,784)	(283,468)	—	—	—
(Impairment)		(66,031,126)	—	(9,392,862)	(48,028,474)	(65,964)	(16,210,995)	—	—	(20,210,911)	—	—	—	(159,940,332)
Reversal of impairment		9,797,281	153,456	11,943,047	73,801,995	1,563,299	25,872,979	8,159	426,560	19,856	—	—	—	123,586,632
Disposals		(3,297,113)	—	(2,855,580)	—	(6,599,754)	(1,184,109)	(2,300,115)	(514,229)	(1,441,548)	(298,828)	(24,601)	—	(18,515,877)

Balances as of December 31, 2020	Ps.	811,705,022	13,492,631	481,791,665	1,387,228,249	60,311,739	354,353,029	48,829,010	16,829,532	161,870,424	44,225,819	—	—	3,380,637,120

Acquisitions		3,159,970	—	541,300	5,676,081	183,381	447,763	350,474	8,427	17,753,262	14,723	—	—	28,135,381
Reclassifications		275,328	—	56,078	—	119	—	7,940	550,621	141,139	60,912	—	—	1,092,137
Capitalization		309,705	—	—	10,738,413	23,897	—	63,224	—	(11,135,239)	—	—	—	—
(Impairment)		(6,044,664)	—	(6,382,713)	—	—	—	—	—	—	—	—	—	(12,427,377)
Reversal of impairment		10,746,804	—	—	37,179,289	—	11,021,206	—	109,861	—	—	—	—	59,057,160
Disposals		(5,062)	—	—	—	451	—	(12,172)	(4,705)	(137,894)	—	—	—	(159,382)

Balances as of March 31, 2021	Ps.	820,147,104	13,492,631	476,006,330	1,440,822,032	60,519,587	365,821,997	49,238,476	17,493,735	168,491,692	44,301,454	—	—	3,456,335,038

Accumulated depreciation and amortization
Balances as of January 1, 2020	Ps.	(481,465,163)	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	—	—	—	—	(1,989,628,537)
Depreciation and amortization		(10,907,082)	(65,273)	(3,695,477)	(14,273,287)	(448,450)	(4,033,066)	(485,305)	(204,259)	—	—	—	—	(34,112,199)
Reclassifications		2,022,081	—	(257,348)	—	(132,789)	—	(134,515)	(30,937)	—	—	—	—	1,466,492
Disposals		676,078	—	17,912	—	147,090	—	70,482	8,695	—	—	—	—	920,257

Balances as of March 31, 2020	Ps.	(489,674,086)	(5,582,722)	(193,354,209)	(1,039,314,748)	(44,058,312)	(197,568,153)	(43,597,295)	(8,204,462)	—	—	—	—	(2,021,353,987)

Balances as of January 1, 2020	Ps.	(481,465,163)	(5,517,449)	(189,419,296)	(1,025,041,461)	(43,624,163)	(193,535,087)	(43,047,957)	(7,977,961)	—	—	—	—	(1,989,628,537)
Depreciation and amortization		(42,071,837)	(384,993)	(14,042,861)	(56,325,342)	(1,989,834)	(11,671,929)	(2,249,987)	(895,037)	—	—	—	—	(129,631,820)
Reclassifications		1,782,525	—	(90,590)	—	(103,562)	—	(203,053)	149,123	—	—	—	—	1,534,443
Disposals		1,172,277	—	2,576,418	—	5,824,019	968,552	2,164,127	512,922	—	—	—	—	13,218,315

Balances as of December 31, 2020	Ps.	(520,582,198)	(5,902,442)	(200,976,329)	(1,081,366,803)	(39,893,540)	(204,238,464)	(43,336,870)	(8,210,953)	—	—	—	—	(2,104,507,599)

Depreciation and amortization		(8,852,680)	(90,072)	(3,558,960)	(12,969,327)	(456,807)	(3,334,794)	(495,519)	(425,176)	—	—	—	—	(30,183,335)
Reclassifications		(534,920)	—	(46,811)	—	(77,027)	—	(6,844)	(426,535)	—	—	—	—	(1,092,137)
Disposals		(45,667)	—	86,269	—	96,227	—	(6,781)	5,660	—	—	—	—	135,708
Balances as of March 31, 2021	Ps.	(530,015,465)	(5,992,514)	(204,495,831)	(1,094,336,130)	(40,331,147)	(207,573,258)	(43,846,014)	(9,057,004)	—	—	—	—	(2,135,647,363)

Wells, pipelines, properties, plant and equipment—net as of March 31, 2020	Ps.	358,776,736	7,476,535	265,572,852	315,151,729	21,117,145	132,413,139	6,991,424	9,142,767	141,198,465	44,457,294	—	(32,562)	1,302,265,523

Wells, pipelines, properties, plant and equipment—net as of December 31, 2020	Ps.	291,122,824	7,590,189	280,815,336	305,861,446	20,418,199	150,114,565	5,492,140	8,618,579	161,870,424	44,225,819	—	—	1,276,129,521

Wells, pipelines, properties, plant and equipment—net as of March 31, 2021	Ps.	290,131,639	7,500,117	271,510,499	346,485,902	20,188,440	158,248,739	5,392,462	8,436,731	168,491,692	44,301,454	—	—	1,320,687,675

Depreciation rates		3 to 5%	5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%
Estimated useful lives		20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25

(1)	Mainly wells, pipelines and plants.

A.

As of March 31, 2021 and December 31, 2020, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 734,230 and Ps. 3,893,248, respectively. Financing costs during the three-month period ended March 31, 2021 and the year ended December 31, 2020, increased from 6.15% to 6.48% and from 5.75% to 7.08%, respectively.

B.

The combined depreciation of fixed assets and amortization of wells for the three-month periods ended March 31, 2021 and 2020, recognized in operating costs and expenses, was Ps. 30,183,346 and Ps. 34,112,199, respectively, which includes costs related to plugging and abandonment of wells for the three-month periods ended March 31, 2021 and 2020, of Ps. 46,545 and Ps. 731,155, respectively.

C.

As of March 31, 2021 and December 31, 2020, provisions relating to future plugging of wells costs amounted to Ps. 79,713,540 and Ps. 77,125,513, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

D.	As of March 31, 2021 and 2020, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. 490,203 and Ps. 6,639,996, respectively.

E.

During the three-month periods ended March 31, 2021 and 2020, PEMEX recognized a reversal of impairment of Ps. 46,629,783 and Ps. 26,316,166, respectively, which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	2021				2020
	(Impairment)		Reversal of impairment	Reversal of impairment / (Impairment), net	(Impairment)		Reversal of impairment	Reversal of impairment / (Impairment), net
Pemex Exploration and Production	Ps.	(9,895,251)	51,820,551	41,925,300	Ps.	(91,835,000)	113,807,888	21,972,888
Pemex Industrial Transformation		(6,044,664)	10,639,286	4,594,622		(1,151,281)	5,496,925	4,345,644
AGRO		—	—	—		(2,366)	—	(2,366)
Pemex Logistics		—	109,861	109,861		—	—	—

Total	Ps.	(15,939,915)	62,569,698	46,629,783	Ps.	(92,988,647)	119,304,813	26,316,166

Cash Generating Unit (CGU) of Pemex Exploration and Production

During the three-month periods ended March 31, 2021 and 2020, Pemex Exploration and Production recognized a net reversal of impairment, of Ps. 41,925,300 and Ps. 21,972,888, respectively.

The net reversal of impairment was in the following CGUs:

	2021		2020
Cantarell	Ps.	34,188,613	36,174,888
Aceite terciario del golfo		7,481,745	12,497,061
Antonio J. Bermudez		4,127,349	—
Ixtal - manik		2,766,957	—
Tamaulipas constituciones		2,177,216	—
Arenque		849,438	415,367
Poza rica		199,546	—
Cuenca de Macuspana		29,687	—
Burgos		—	2,835,744

Reversal of impairment		51,820,551	51,923,060
Burgos		(4,809,067)	—
Tsimin xux		(3,539,083)	(13,227,178)
Chuc		(925,645)	(16,071,149)
Crudo ligero marino		(621,456)	(491,276)
Costero		—	(160,569)

(Impairment)		(9,895,251)	(29,950,172)

Reversal of impairment, net	Ps.	41,925,300	21,972,888

As of March 31, 2021, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 41,925,300, mainly due to: (i) an increase in crude oil prices, generating a positive effect of Ps. 60,790,033, mainly in the Cantarell, Chuc and Aceite Terciario del Golfo (“ATG”) CGUs, (ii) a positive exchange rate effect of Ps. 15,146,186, mainly in the Cantarell, ATG and Chuc CGUs, as a result of the increase in the exchange rate from Ps. 19.9487 = U.S. $ 1.00 as of December 31, 2020 to Ps. 20.6047 = U.S. $ 1.00 as of March 31, 2021. These effects were partially offset by (i) a negative discount rate effect of Ps. 11,256,686, as a result of the increase in the discount rate from 6.23% as of December 31, 2021 to 6.46% as of March 31, 2021, which motivated the CGUs with higher revenues, sales volume, price and exchange rates to recognize this effect, (ii) a decrease in the production volume of barrels of oil equivalent (BOE) and higher transportation and distribution costs generating a negative effect of Ps. 14,867,772, mainly in the Tsimin Xux and Crudo Ligero Marino CGUs and (iii) a negative tax effect of Ps. 7,886,461, due to higher income as the result of production profiles, hydrocarbon prices and exchange rate effect compared to December 31, 2020, mainly in the Cantarell, Chuc and ATG CGUs.

As of March 31, 2020, Pemex Exploration and Production recognized a net reversal of impairment of Ps. 21,972,888 mainly due to: (i) a positive exchange rate effect of Ps. 74,623,888 mainly in the Cantarell, Yaxché, ATG, Chuc, Tsimin Xux and Burgos CGUs and (ii) an increase in net cash flows generating a positive effect of Ps. 39,184,000, mainly in the Cantarell, Burgos, Yaxché and Crudo Ligero Marino CGUs, as a result of an increase in volume production profiles that lead to increased future revenue estimates. There were additional increases in the volume production profiles of the new Ixachi, Xikin, Uchbal, Tetl, Teekit, Suuk, Pokche and Mulach fields. These increases were partially offset by (i) a decrease in crude oil and gas prices, generating a negative effect of Ps. (49,112,000), mainly in Chuc, Yaxché, Tsimin Xux and Crudo Ligero Marino CGUs, (ii) a negative effect from discounting future cash flows of Ps. (32,788,000), mainly in the Cantarell and ATG CGUs, and (iii) higher taxes of Ps. (9,935,000), mainly in the Cantarell and ATG CGUs, due to higher income from production profiles.

The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

March 31,
	2021	2020
Average crude oil price	54.73 USD/bl	49.57 USD/bl
Average gas price	5.02 USD/mpc	5.14 USD/mpc
Average condensates price	63.87 USD/bl	55.78 USD/bl
Discount rate	6.46 % annual	6.17 % annual

For 2021 and 2020 the total forecast production, calculated with a horizon of 25 years was 6,527 and 6,914 million barrels of crude oil equivalent, respectively.

Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes.

As of March 31, 2021 and 2020, values in use for CGU with impairment or reversal of impairment are:

	2021		2020
Cantarell	Ps.	144,780,135	133,153,000
Chuc		69,019,729	22,011,000
Aceite Terciario del Golfo		46,728,387	13,618,000
Antonio J. Bermudez		27,924,060	—
Crudo Ligero Marino		26,614,468	(6,089,000)
Tsimin Xux		26,489,023	17,913,000
Ixtal - Manik		14,068,950	—
Burgos		13,185,204	9,270,000
Poza rica		9,265,806	—
Tamaulipas Constituciones		7,330,800	—
Arenque		5,732,423	7,730,000
Cuenca de Macuspana		1,122,162	—
Costero		—	2,647,000

Total	Ps.	392,261,147	200,253,000

Cash Generating Units of Pemex Industrial Transformation

During the three-month periods ended March 31, 2021 and 2020, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 4,594,622 and Ps. 4,345,644 respectively.

The net reversal of impairment was in the following cash generating units:

	2021		2020
Tula Refinery	Ps.	5,712,761	2,919,561
Minatitlán Refinery		4,926,525	2,577,364

Reversal of impairment		10,639,286	5,496,925
Madero Refinery		(5,277,420)	(1,151,281)
Morelos Petrochemical Complex		(767,244)	—

(Impairment)		(6,044,664)	(1,151,281)

Reversal of impairment (impairment)	Ps.	4,594,622	4,345,644

As of March 31, 2021, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 4,594,622. This net reversal of impairment was mainly due to: (i) a decrease in the discount rate of CGUs of refined products, the refined products discount rate decreased by 1.98%, and the discount rate of ethylene decreased by 0.55% and (ii) a positive exchange rate effect. These decreases were partially offset by increases in cost production per barrel prices, generating an increase of 12%, from U.S. $ 48.89 as of December 2020 to U.S. $ 54.88 as of March 31, 2021.

In 2020, the net reversal of impairment was mainly due to (i) the recovery of asset use levels as the result of maintenance, (ii) a greater supply of light crude oil by Pemex Exploration and Production, which improved the quality of refined products such as gasoline and turbosines, and decreased the production of residual products such as fuel oil, (iii) a decrease in the discount rate of CGUs of refined products and gas by 0.07% and 2.8%, respectively and (iv) the depreciation of the peso against the U.S. dollar, from a peso/U.S. dollar exchange rate of Ps. 18.8452 = U.S. $1.00 as of December 31, 2019 to Ps. 23.5122 = U.S. $1.00 as of March 31, 2020, which are used as cash flows when U.S. dollars are taken as reference. This net reversal of impairment was partially offset by an increase in the discount rates of CGUs of petrochemicals and ethylene by 1.7%, and 1.2% respectively. This increase in the discount rates of petrochemicals and ethylene was due to changes in the weighting of factors used to determine the discount rates.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of March 31,
	2021		2020		2021	2020	2021	2020	2021	2020
	Refining				Gas		Petrochemicals		Ethylene
Average crude oil Price per barrel	U.S.$	54.88	U. S.$	37.50	N.A.		N.A.			N.A.
Processed volume(i)		798 mbd		827 mbd	Variable because the load inputs are diverse
Rate of Ps./U.S. dollar		20.6047		23.51	20.6047	23.51	20.6047	23.51	20.6047	23.51
Useful lives of the cash generating units (year average)		12		12	7	7	7	7	6	7
Discount rate (% annual)		8.85%		11.39%	9.40%	9.93%	7.74%	8.76%	7.74%	8.13%
Period*		2020-2032			2020-2027		2020-2026		2020-2026

*	The first 5 years are projected and stabilize at year 6.
(i)	Average of the first 4 years.

CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

As of March 31, 2021 and 2020, the value in use for the impairment of fixed assets was as follows:

	2021		2020
Tula Refinery	Ps.	58,229,940	66,380,723
Minatitlán Refinery		23,260,032	81,375,715
Morelos Petrochemical Complex		8,148,719	—
Madero Refinery		1,417,261	24,876,855
Salina Cruz Refinery		—	65,744,744

Total	Ps.	91,055,952	238,378,037

NOTE 14. INTANGIBLE ASSETS, NET

As of March 31, 2021 and December 31, 2020, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 21,559,702 and Ps. 22,775,784, respectively, mainly due to wells unassigned to a reserve and other intangible assets, as follows.

a.	Wells unassigned to a reserve

	March 31,		December 31,		March 31,
	2021		2020		2020
Wells unassigned to a reserve:
Balance at the beginning of period	Ps.	21,435,160	Ps.	12,831,281	Ps.	12,831,281
Additions to construction in progress		2,285,207		23,237,519		3,969,273
Transfers against expenses		(900,665)		(8,404,284)		(2,303,766)
Transfers against fixed assets		(2,727,363)		(6,229,356)		(2,205,450)

Balance at the end of period	Ps.	20,092,339	Ps.	21,435,160	Ps.	12,291,338

b.	Other intangible assets

	March 31,		December 31,
	2021		2020
Licenses	Ps.	5,021,574	Ps.	4,885,305
Exploration expenses, evaluation of assets and concessions		1,832,444		1,769,100
Accumulated amortization		(5,386,655)		(5,313,781)

Balance at the end of the period	Ps.	1,467,363	Ps.	1,340,624

NOTE 15. MEXICAN GOVERNMENT LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

A.	Long-term notes receivable

As of March 31, 2021 and December 31, 2020, the balance of long-term notes receivable was as follows:

	March 31,		December 31,
	2021		2020
Promissory notes issued by the Mexican Government	Ps.	—	Ps.	—
Other long-term notes receivable(1)		871,556		886,827

Total long-term notes receivable	Ps.	871,556	Ps.	886,827

(1)	Mainly collection rights related to Value Added Tax from the non-recourse factoring contract between Pemex Logistics and Banco Mercantil del Norte, S.A.

On December 24, 2015, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit, or “SHCP”) published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX’s pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a discount value of Ps. 184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016, Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Mexican Government, or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps. 135,439,612 increase in equity as a result of the Ps. 184,230,586 of the promissory notes as of June 29, 2016, minus the Ps. 50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

During the period from January 1 to November 19, 2020, PEMEX recorded Ps. 7,097,040 in accrued interests from these receivable promissory notes. This amount was recognized as financing income in the unaudited condensed consolidated interim statement of comprehensive income.

On March 31, 2020, Petróleos Mexicanos received the payment of promissory note No. 4 in the amount of Ps. 4,983,670 (Ps. 4,102,622 of principal and Ps. 881,048 of interest), which was transferred to the Fideicomismo Fondo Laboral Pemex (“FOLAPE”).

On November 19, 2020, Petróleos Mexicanos and the SHCP agreed to exchange 16 promissory notes in favor of Petróleos Mexicanos (notes 5 to 20) in a total amount of Ps. 128,656,192 for 18 series of Mexican Government local bonds (the “Government Bonds”). The resources from the Government Bonds will be exclusively transferred to the FOLAPE for the payments related to its pension and retirement plan obligations.

The roll-forward related to the promissory notes is as follows:

	For the year ended December 31,
	2020(i)
Balance at the beginning of the year	Ps.	126,534,822
Collected promissory note		(4,102,622)
Accrued interests		7,097,040
Interests received from promissory notes		(881,048)
Reversal of (impairment) of the promissory notes		8,000
Exchange from promissory notes to Bonds		(128,656,192)

Balance at the end of the period	Ps.	—

(i)	Until November 19, 2020.

B.	Government Bonds

As of March 31, 2021 and December 31, 2020, the balance of the Government Bonds (see Note 15-A), included Government Bonds valued at amortized cost as follows:

	March 31,		December 31,
	2021		2020
Government Bonds	Ps.	129,115,991	Ps.	129,549,519
Less: current portion of Government Bonds, net of expected credit losses(1)		17,472,251		18,036,557

Total long-term notes receivable Government Bonds	Ps.	111,643,740	Ps.	111,512,962

(1)	Includes an expected credit loss of Ps. 17,581.

As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610, resulting in a net active position of Ps. 33,189,001.

On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes the Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds will be transferred to the FOLAPE for payments related to its pension and retirement plan obligations.

During the period from January 1 to March 31, 2021, interest income generated by the Government Bonds amounted to Ps. 1,736,311, of which Petróleos Mexicanos received payments in the amount of Ps. 2,300,618. Interest income generated by the Government Bonds amounted to Ps. 2,103,099 during the period from November 20, 2020 to December 31, 2020. Petróleos Mexicanos received payments in the amount of Ps. 817,270, which were recognized as financial income in the consolidated statement of comprehensive income.

The Government Bonds consist of 18 series of development bonds (D Bonds, M Bonds and UDI Bonds) issued by the SHCP with maturities between 2021 and 2026, with a notional amount of Ps. 118,280,727 and Ps. 913,482 in UDIs.

As of December 31, 2020, the fair value of the transferred assets was Ps. 129,320,536, and the fair value of the associated liabilities was Ps. 95,630,214, resulting in a net position of Ps. 33,690,322.

As of March 31, 2021 and December 31, 2020, the recorded liability was Ps. 96,416,189 (Ps.95,597,610 of principal and Ps. 818,579 of interest) and Ps. 96,461,665 (Ps. 95,597,610 of principal and Ps. 864,055 of interest), respectively.

The roll-forward of the Mexican Bonds is as follows:

	March 31, 2021		December 31, 2020
Balance as of the beginning of the year	Ps.	129,549,519	—
Promissory notes value at the beginning of the exchange as of November 19, 2020		—	128,656,192
Financial income from the Exchange of promissory notes to Bonds		—	130,419

Initial value of Mexican Bonds		—	128,786,611
Accrued interests		1,736,311	2,103,099
Interests received from bonds		(2,300,618)	(817,270)
Impact of the valuation of bonds in UDIS		130,779	(505,339)
(Impairment) of bonds		—	(17,582)

Balance at the end of the period	Ps.	129,115,991	129,549,519

C.	Other assets

As of March 31, 2021 and December 31, 2020, the balance of other assets was as follows:

	March 31,		December 31,
	2021		2020
Payments in advance(1)	Ps.	31,797,605	Ps.	5,223,679
Insurance		667,259		678,897
Other(2)		1,772,577		1,680,934

Total other assets	Ps.	34,237,441	Ps.	7,583,510

(1)	Mainly advance payments to contractors for the construction of the Dos Bocas refinery.
(2)

Includes restricted cash for Ps. 50,661 as of March 31, 2021, as a result of a cash retention ordered by the court in a commercial judgement promoted by OPCO Soluciones, S.A. de C.V. against PEMEX’s subsidiary company AGRO, due to lack of payment by this subsidiary company.

NOTE 16. DEBT

The Federal Income Law applicable to PEMEX as of January 1, 2021, published in the Official Gazette of the Federation on November 25, 2020, authorized Petróleos Mexicanos and its Subsidiary Entities to incur a domestic net debt up to Ps. 22,000,000 and an external net debt up to
U.S. $1,000,000. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt (Ps. 42,000,000, equivalent to
U.S. $2,100,000) does not exceed the ceiling established by the Federal Income Law.

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to March 31, 2021, PEMEX participated in the following financing activities:

•	On January 22, 2021, Petróleos Mexicanos issued Ps. 2,500,000 of promissory notes due July 2021, at a rate linked to the six-month TIIE plus 240 basis points.

•	On January 22, 2021, Petróleos Mexicanos issued Ps. 4,000,000 of promissory notes due July 2021, at a rate linked to the six-month TIIE plus 248 basis points.

•

On January 22, 2021, Petróleos Mexicanos entered into a credit agreement guaranteed by an export credit agency for a line of credit in the amount of U.S. $152,237 due January 2031, at a rate linked to the one-year London Inter Bank Offered Rate (LIBOR) plus 138 basis points.

•

On March 23, 2021, Petróleos Mexicanos renewed a promissory note for Ps. 2,000,0000 at a rate linked to the six-month TIIE plus 238 basis points. Petróleos Mexicanos entered into the original promissory note in January 2021 for a term of 60 days, and the renewal was for a further term of 90 days.

All of the debt securities listed above are jointly and severally guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

As of March 31, 2021, Petróleos Mexicanos and PMI Trading had U.S. $7,700,000 and Ps. 37,000,000 in available credit lines in order to provide liquidity, of which U.S. $100,000 and Ps. 1,500,000 are available.

All of the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

From January 1 to March 31, 2021, PMI Trading obtained U.S. $14,511,591 from its revolving credit line and repaid U.S. $14,671,766. As of December 31, 2020, the outstanding amount under this revolving credit line was U.S. $2,387,065. As of March 31, 2021, the outstanding amount under this revolving credit line was U.S. $2,226,890.

The following table presents the roll-forward of total debt of PEMEX for the three-month periods ended March 31, 2021 and 2020, and for the year ended December 31, 2020, which includes short and long-term debt:

	March 31, 2021(i)		December 31, 2020(i)		March 31, 2020
Changes in total debt:
At the beginning of the period	Ps.	2,258,727,317	Ps.	1,983,174,088	Ps.	1,983,174,088
Loans obtained - financing institutions		459,697,370		1,292,197,518		383,162,749
Debt payments		(402,480,569)		(1,151,962,147)		(325,429,547)
Accrued interest(ii)		36,609,982		144,207,950		41,455,462
Interest paid		(56,097,378)		(130,989,150)		(50,258,263)
Foreign exchange		51,602,815		122,099,058		431,864,762

At the end of the period	Ps.	2,348,059,537	Ps.	2,258,727,317	Ps.	2,463,969,251

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as Multiple Services Contracts), which do not generate cash flows.
(ii)

As of March 31, 2021, includes amortized cost of Ps. 159,223, consisting of Ps. 176,113 of expenses and discounts related to the issuance of debt and Ps. (16,890) of fees related to the issuance of debt. As of December 31, 2020, includes amortized cost of Ps. 1,555,266, consisting of
Ps. 1,868,501 of expenses and discounts related to the issuance of debt and Ps. (313,275) of fees related to the issuance of debt.

As of March 31, 2021 and December 31, 2020, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	March 31, 2021	December 31, 2020
	(in pesos)
U.S. dollar	20.6047	19.9487
Japanese yen	0.1876	0.1933
Pounds sterling	28.3706	27.2579
Euro	24.2537	24.4052
Swiss francs	21.9479	22.5720

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of March 31, 2021 and December 31, 2020, the provisions for sundry creditors and others is as follows:

	March 30, 2021		December 31, 2020
Provision for plugging of wells (Note 13.C)	Ps.	79,713,540	Ps.	77,125,513
Provision for trials in process (Note 19)		9,392,471		8,321,816
Provision for environmental costs		10,342,307		9,178,555

	Ps.	99,448,318	Ps.	94,625,884

NOTE 18. EQUITY (DEFICIT)

a.	Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

During the three-months ended March 31, 2021, PEMEX received a payment of Ps. 63,062,000 from Certificates of Contribution “A” from the Mexican Government.

During the year ended December 31, 2020, Petróleos Mexicanos received a payment of Ps. 46,256,000, as part of the contributions to PEMEX established in the Federal Budget for 2020.

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2019	Ps.	478,675,447
Increase in Certificates of Contribution “A” during 2020		46,256,000

Certificates of Contribution “A” as of December 31, 2020	Ps.	524,931,447
Increase in Certificates of Contribution “A” during the three months ended March 31, 2021		63,062,000

Certificates of Contribution “A” as of March 31, 2021	Ps.	587,993,447

b.	Mexican Government contributions

Mexican Government contributions made in the form of Certificates of Contribution “A” during the three-month period ended March 31, 2021, were designated for the payment of debt and for the construction of the Dos Bocas Refinery, as follows:

Date	Amount
January 22(i)	Ps.	12,000,000
February 11(i)		10,000,000
February 24(ii)		32,062,000
March 5(i)		7,000,000
March 26(i)		2,000,000

Total	Ps.	63,062,000

(i)	Capital contributions to the construction of the Dos Bocas Refinery.
(ii)	Capital contributions to the payment of debt.

During the three-months ended March 31, 2021 and during 2020, there were no Mexican Government contributions other than those in the form of Certificates of Contribution “A”.

c.	Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of March 31, 2021 and December 31, 2020, there were no changes to the legal reserve.

d.	Accumulated other comprehensive income (loss)

As a result of the discount rate analysis related to employee benefits liability, for the three-month period ended March 31, 2021 and 2020, PEMEX recognized net actuarial gains in other comprehensive income of Ps. 249,331,588 and Ps. 191,123,923, respectively, which are presented net of deferred income tax of Ps. (10,468,424) and Ps. 0, respectively, related to retirement and post-employment benefits. The variation related to retirement and post-employment benefits was the result of an increase in the discount and return on plan assets rates from 7.08% as of December 31, 2020 to 8.31% as of March 31, 2021.

e.	Accumulated deficit from prior years

PEMEX has recorded negative earnings in the past several years. However, the Ley de Concursos Mercantiles (Commercial Bankruptcy Law of Mexico) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

f.	Uncertainty related to going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

Facts and conditions

PEMEX also has substantial debt (including an increase in short-term debt), incurred mainly to finance the investments needed to carry out its operations and capital investment projects. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties and other taxes, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fund its operations and capital expenditure programs. As a result, PEMEX’s indebtedness has increased significantly, and its working capital has deteriorated. Additionally, the significant crude oil price drop, which started in March 2020 and the negative economic impact as a result of the current global health crisis caused by the Covid-19 pandemic have negatively impacted PEMEX´s financial performance. PEMEX’s 2020 revenues decreased both from the decline in crude oil prices and from a decrease in the demand of petroleum products.

In March and April 2020, and again in July 2021, certain ratings agencies downgraded PEMEX’s credit rating. Most recent credit downgrades have been mainly driven by the effects of Covid-19 and the associated reduced economic activity, low crude oil prices, concerns about PEMEX’s liquidity needs and its negative free cash flows and the downgrade of the Mexican Government’s sovereign debt rating. These downgrades could have an impact on PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2021 and 2022.

During the three-months ended March 31, 2021 and 2020, PEMEX recognized a net loss of Ps. 37,357,597, and Ps. 562,250,623, respectively. In addition, as of March 31, 2021 and December 31, 2020, PEMEX had a negative equity of Ps. 2,122,590,835 and Ps. 2,404,727,030, respectively, mainly due to continuous net losses and a negative working capital of Ps. 465,865,303 and Ps. 442,550,332 as of March 31, 2021 and December 31, 2020, respectively.

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (Federal Expenditure Budget Decree). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Cámara de Diputados (Chamber of Deputies). The Federal Budget for 2021 authorized PEMEX to have a negative financial balance budget of Ps. 92,687,000. This shortfall does not consider payments of principal of PEMEX’s debt due in 2021.

As of March 31, 2021, PEMEX has short-term debt maturities of Ps. 475,051,777 (principal and interest).

The combined effect of the above-mentioned events indicates the existence of significant doubt about PEMEX’s ability to continue as a going concern.

Actions-

PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity:

PEMEX was granted a tax credit applicable to the Profit-sharing Duty of up to Ps. 73,280,000 pursuant to the presidential decree of the Mexican Government of February 19, 2021. As of March 31, 2021, PEMEX has applied Ps. 18,320,000 of this tax credit.

It is expected that PEMEX will receive scheduled equity contributions from the Mexican Government during 2021, through the Ministry of Energy for Ps. 96,720,000, of which as of September 13, 2021 Ps. 64,124,000, have been received. The resources from these contributions will be used for short-term maturities of long-term debt will not affect PEMEX’s compliance with its financial balance goal established for 2021.

PEMEX is subject to a lower tax burden in 2021, since the share-profit duty decreased to 54% in 2021 from 58% in 2020.

PEMEX has Ps. 195,656,190 (U.S. $7,700,000 and Ps. 37,000,000) in available credit lines in order to provide liquidity, if necessary. As of March 31, 2021, PEMEX had used Ps.192,095,720 (U.S. $7,600,000 of its lines of credit denominated in U.S. dollars and Ps. 35,500,000 of its lines of credit denominated in pesos) and had a total availability of Ps. 3,560,470 (U.S. $100,000 and Ps. 1,500,000).

Revenues from alternative financing mechanisms that do not constitute public debt.

In addition, PEMEX may raise funds from the markets in accordance with prevailing conditions, to refinance its debt.

Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities and loans guaranteed by export credit agencies. PEMEX also established in conjunction with development and commercial banks Cadenas Productivas PEMEX Plus (Productive Chains Plus Program) to aid for the payment to suppliers and contractors.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 (“Revenue Law for 2021”) also authorized PEMEX a net additional indebtedness up to Ps. 42,100,000 (Ps. 22,000,000 and U.S. $1,000,000), which is considered as public debt by the Mexican Government and may be used to partially cover its negative financial balance. In accordance with the Revenue Law for 2021, crude oil revenues between 42.12 and up to 44.12 U.S. dollars per barrel will be directed to improve PEMEX´s financial balance goal for 2021 and revenues above 44.12 U.S. dollars per barrel may be used for operating expenses and capital expenditures.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

Further, on March 22, 2021, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2021-2025 (the “2021-2025 Business Plan”).

Prices of crude oil, natural gas and petroleum products have begun to recover in the first months of 2021, and economic activity has begun to increase.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

PEMEX prepared its consolidated financial statements as of March 31, 2021 and December 31, 2020 on a going concern basis. There are certain conditions that have generated important uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

g.	Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the consolidated statements of changes in equity (deficit) as “non-controlling interest.”

As of March 31, 2021, and December 31, 2020, non-controlling interest represented losses of Ps. 309,952 and Ps. 369,692, respectively, in PEMEX’s equity (deficit).

NOTE 19. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceedings described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these unaudited condensed consolidated interim financial statements. As of March 31, 2021, and December 31, 2020, PEMEX had accrued a reserve of Ps. 9,392,471 and Ps. 8,321,816, respectively, for these contingent liabilities.

As of March 31, 2021, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•

On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (Seventh Regional Metropolitan Court) of the Tribunal Federal de Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (Sixth Regional Metropolitan Court) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Sección de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. As of the date of these financial statements, a final resolution is still pending.

•

On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S. $153,000 related to additional expenses in connection with pipelines construction contracts (No. 420832856 and 420833820). On January 5, 2018, Pemex Exploration and Production filed a response to the arbitration request and its counterclaim. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence and the amount sought under this claim was increased to U.S. $310,484. On January 4, 2019, Pemex Exploration and Production filed a response to the claim. On February 14, 2019, SUBSEA 7 filed its reply. In June 2019, a hearing was held and on October 4, 2019, the parties filed their pleadings. The final award was issued on July 28, 2020, which was notified on July 30, 2020. Pemex Exploration and Production was ordered to pay U.S. $34,576 and Ps. 70,668. Pemex Exploration and Production filed a resolution to declare this award null and void. As of the date of these financial statements, a final resolution is still pending.

•

On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S. $12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On May 16, 2019, the Second Section of the Superior Court issued a judgment in favor of Pemex Exploration and Production. On July 1, 2019, the Décimo Primer Tribunal Colegiado en Materia Administrativa (Eleventh Administrative Joint Court) admitted an amparo (no. 399/2019) filed by the plaintiff. On August 8, 2019, the defendant filed its pleadings. As of the date of these financial statements, a final resolution is still pending.

•

On February 6, 2019, the Sala Regional del Golfo Norte (North Gulf Regional Court) of the Tax and Administrative Federal Court summoned Pemex Drilling and Services (now Pemex Exploration and Production) in connection with a claim (752/17-18-01-7) filed by Micro Smart System de Mexico, S. de R.L. de C.V., challenging a settlement statement dated March 14, 2017, related to a works contract number 424049831 dated December 9, 2009, seeking the payment of: U.S. $240,448 for work performed and U.S. $284 for work estimates. On May 8, 2019, a response to this claim was admitted and evidence was filed by Pemex Exploration and Production. On July 1, 2019, the Second Section of the Superior Court was instructed to review the claim. On September 24, 2019, the plaintiff filed its pleadings. On February 13, 2020, a meeting was held in which it was informed that the plaintiff partially proved its claim and no payments shall be made by the defendant. On September 8, 2020, the judgment was published in the Gaceta Judicial (Jurisdictional Gazette). On September 29, 2020, Pemex Exploration and Production filed a motion to clarify this judgment, which was granted on November 24, 2020 and notified on December 10, 2020. On October 2, 2020 the plaintiff filed an amparo against this judgment. On January 28, 2021 Pemex Exploration and Production filed a motion to review the judgment and for clarification of the judgement. On February 10, 2021, a resolution dated January 29, 2021, was notified in which Micro Smart System de Mexico, S. de R.L. de C.V. filed an amparo and the file was sent to the Third Joint Administrative Court of the First Circuit (file No. DA 271/2020). As of the date of these financial statements, a final resolution is still pending.

•

On October 18, 2019, the Sala Regional Peninsular (Regional Peninsular Court) of the Tribunal Federal de Justicia Administrativa (Federal Justice Administrative Court) in Mérida, Yucatán summoned Pemex Exploration and Production in connection with a claim (91/19-16-01-9) filed by PICO México Servicios Petroleros, S. de R.L. de C.V. requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void and seeking U.S. $137.3 for among others, expenses and related damages. On December 12, 2019, Pemex Exploration and Production filed a response to this claim. On January 7, 2020, evidence filed by the parties was admitted. On January 23, 2020, the accounting expert filed its report. On March 28, 2020, a notification dated February 10, 2020, was received in which the extended claim was admitted. On February 10, 2020, the expert appointed by the plaintiff was accepted. On February 18, 2020, an extension requested by the accounting expert appointed by Pemex Exploration and Production was accepted and his opinion was filed and ratified on August 11, 2020. On December 7, 2020, the expert opinion issued by the accounting expert appointed by the plaintiff was filed and Pemex Exploration and Production filed a motion. As of the date of these financial statements, a final resolution is still pending.

•

Tech Man Group, S.A. de C.V. filed an administrative claim (7804/18-17-09-8) against Pemex Industrial Transformation seeking Ps. 2,009,598 for, among other things, payment of expenses and penalties in connection with a public works contract (CO-OF-019-4008699-11) before the Federal Justice Administrative Court. On June 25, 2019, a response was filed by Pemex Industrial Transformation as well as a motion against the admission of the claim, which was accepted. On October 2, 2019, the opinion of the accounting and construction experts submitted by the defendant was filed. On February 17, 2020, Pemex Industrial Transformation requested the Federal Justice Administrative Court to appoint a new accounting expert since the previous appointed expert rejected his designation. On March 2, 2020, the independent construction expert filed his opinion. As of the date of these financial statements, a final resolution is still pending.

•

Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S. $113,582 and Ps. 14,607 in connection with a termination resolution dated January 14, 2019, which awarded U.S. $51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020 Pemex Industrial Transformation filed a response to this claim. As of the date of these financial statements, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these unaudited condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 20. SUBSEQUENT EVENTS

During the period from March 31 to September 13, 2021.

A.	Recent financing activities

•	On April 13, 2021, PEMEX issued Ps. 1,500,000 promissory notes due in July 2021, at a rate linked to the 91-day TIIE plus 215 basis points.

•

On April 22, 2021, PEMEX renewed Ps. 4,000,000 promissory notes due in October 2021, at a rate linked to the 182-day TIIE plus 248 basis points. The original maturity of the promissory notes was July 2021.

•

On May 10, 2021, Petróleos Mexicanos entered into a U.S. $400,000 term loan in two tranches, one of U.S. $65,000 and the second of U.S. $335,000, both due March 2031. Both tranches bear interest at a floating rate linked to six-month LIBOR plus 48 basis points.

•

On May 21, 2021, Petróleos Mexicanos renewed and restructured a term loan for U.S. $300,000 which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by Petróleos Mexicanos’ long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•

On June 21, 2021, Petróleos Mexicanos renewed a promissory note entered into in March 2021 for Ps. 2,000,000 and an original term of 90 days. This renewal was carried out for a term of 180 days at a rate linked to TIIE plus 260 basis points.

•	On July 8, 2021, Petróleos Mexicanos entered into a U.S. $300,000 term loan due July 2024, which bears interest at a floating rate linked to LIBOR plus 320 basis points.

•

On July 16, 2021, Petróleos Mexicanos entered into a U.S. $750,000 term loan due January 2023, which bears interest at a floating rate linked to LIBOR plus a variable margin between 170 and 345 basis points determined by Petróleos Mexicanos’ long-term currency denominated debt ratings issued by S&P, Fitch and Moody’s.

•

On July 21, 2021, Petróleos Mexicanos renewed a promissory note entered into in January 2021 for Ps. 4,000,000 and an original term of 180 days. This renewal was carried out for Ps. 3,000,000 and a term of 120 days at a rate linked to TIIE plus 257.5 basis points.

•

On July 21, 2021, Petróleos Mexicanos renewed a promissory note entered into in January 2021 for Ps. 2,500,000 and an original term of 180 days. This renewal was carried out for Ps. 3,500,000 and a term of 161 days at a rate linked to TIIE plus 240 basis points.

As of March 31, 2021, the outstanding amount under PMI Trading’s revolving credit line was U.S. $2,226,890. From April 1 to September 8, 2021, PMI Trading obtained U.S. $15,813,244 from its revolving credit line and repaid U.S. $15,800,076. As of September 8, 2021, the outstanding amount under this revolving credit line was U.S. $2,240,058.

As of September 8, 2021, Petróleos Mexicanos had U.S. $5,500,000 and Ps. 37,000,000 in available revolving credit lines in order to ensure liquidity, U.S. $100,000 and Ps. 5,500,000 remain currently available.

B.	Exchange rates and crude oil prices

As of September 13, 2021, the Mexican peso-U.S. dollar exchange rate was Ps. 19.9318 per U.S. dollar, which represents a 3.4% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of March 31, 2021, which was Ps. 20.6047 per U.S. dollar. This decrease in U.S. dollar exchange rate from March 31, 2021 to September 13, 2021, has led to a decrease of Ps. 65,616,773 in PEMEX’s foreign exchange loss as of September 13, 2021.

As of September 13, 2021, the weighted average price of the crude oil exported by PEMEX was U.S. $66.42 per barrel as compared to the average price as of March 31, 2021 which was U.S. $58.37 per barrel, this represents a price increase of approximately 13.8%.

C.	Contributions from the Mexican Government

During the period from April 1 to September 13, 2021, the Mexican Government made the following contributions to Petróleos Mexicanos through the Ministry of Energy in order to support PEMEX’s finances:

Date	Amount
April 5(i)	Ps.	5,000,000
April 26(i)		2,050,000
May 3(i)		7,000,000
May 4(ii)		32,062,000
June 21(i)		4,000,000
July 5(i)		4,000,000
July 22(i)		3,780,000
August 2(i)		32,596,000
August 9(i)		1,500,000
August 17(i)		1,500,000
August 25(i)		2,000,000
August 31(i)		4,000,000

Total	Ps.	99,488,000

(i)	Capital contributions to the construction of the Dos Bocas Refinery.
(ii)	Capital contributions to the payment of debt.

During June and July 2021 PEMEX received Ps. 4,884,649 in non-refundable funds from Fondo Nacional de Infraestructura (FONADIN) for payments to contractors of the Tula Refinery rehabilitation project. This amount was recognized as other revenues in PEMEX’s statements of comprehensive income in June and July 2021.

D.	Acquisition of the 50.01% interest of the Deer Park Limited Partnership

On May 24, 2021, the Board of Directors of Petróleos Mexicanos approved the investment for the acquisition of Shell Oil Company’s interest in the Deer Park Refining Limited Partnership L.P. On the same date, Petróleos Mexicanos signed an agreement to acquire the 50.01% interest in the Deer Park Limited Partnership currently held by Shell Oil Company, with an estimated price of U.S. $596,000, such that upon closing PEMEX will own 100% of the Deer Park refinery. The acquisition of the Deer Park refinery will be fully financed by the Mexican Government and is expected to close during the last quarter of 2021, subject to regulatory approvals and other customary conditions to closing. This acquisition is part of our self-sufficiency objective to supply fuel demand in Mexico.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Managing Director of Treasury

Date: September 17, 2021

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.